SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 11-K

☒	ANNUAL REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the year ended December 31, 2011

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from              to

Commission file number 1-4448

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

Baxter Healthcare of Puerto Rico Savings and Investment Plan

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Baxter International Inc.

One Baxter Parkway

Deerfield, IL 60015

(847) 948-2000

Baxter Healthcare of Puerto Rico

Savings and Investment Plan

Financial Statements and Supplemental Schedule

December 31, 2011 and 2010

Baxter Healthcare of Puerto Rico

Savings and Investment Plan

Index

December 31, 2011 and 2010

Page(s)

Report of Independent Registered Public Accounting Firm	1

Financial Statements

Statements of Net Assets Available for Benefits as of December 31, 2011 and 2010	2

Statements of Changes in Net Assets Available for Benefits for the years ended December 31, 2011 and 2010	3

Notes to Financial Statements	4-14

Supplemental Information

Schedule H, Line 4i: Schedule of Assets (Held at End of Year) as of December 31, 2011	16-40

Report of Independent Registered Public Accounting Firm

To the Participants and Administrative Committee of

    the Baxter Healthcare of Puerto Rico Savings and Investment Plan

Deerfield, Illinois

We have audited the accompanying statements of net assets available for benefits of the Baxter Healthcare of Puerto Rico Savings and Investment Plan (“the Plan”) as of December 31, 2011 and 2010, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2011 and 2010, and the changes in net assets available for benefits for the years then ended, in conformity with U.S. generally accepted accounting principles.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental Schedule H, Line 4i - Schedule of Assets (Held at End of Year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic 2011 financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic 2011 financial statements taken as a whole.

/s/ Crowe Horwath LLP

Oak Brook, Illinois

June 27, 2012

Baxter Healthcare of Puerto Rico

Savings and Investment Plan

Statements of Net Assets Available for Benefits

December 31, 2011 and 2010 (in thousands)

	2011	2010
Assets
Investments
Cash and cash equivalents	$1,072	$616
Common stock (including securities on loan of $13 in 2011 and $79 in 2010)	8,323	8,543
U.S. government and government agency issues (including securities on loan of $64 in 2011 and $53 in 2010)	263	233
Corporate and other obligations (including securities on loan of $85 in 2011 and $35 in 2010)	483	554
Commingled funds	7,171	7,485
Registered investment companies	1,531	1,059
Synthetic guaranteed investment contracts (including securities on loan of $4,995 in 2010)	18,224	16,877
Collateral held on loaned securities	166	5,198

Total investments at fair value	37,233	40,565

Receivables
Notes receivables from participants	3,568	3,591
Sponsor contributions	275	199
Accrued interest and dividends	49	46
Due from brokers for securities sold	—	8

	3,892	3,844

Total assets	41,125	44,409

Liabilities
Accounts payable	277	215
Collateral to be paid on loaned securities	166	5,255

Total liabilities	443	5,470

Net assets available for benefits, reflecting investments at fair value	40,682	38,939
Adjustment from fair value to contract value for fully benefit-responsive investment contracts	(1,480)	(1,156)

Net assets available for benefits	$39,202	$37,783

The accompanying notes are an integral part of these financial statements.

Baxter Healthcare of Puerto Rico

Savings and Investment Plan

Statements of Changes in Net Assets Available for Benefits

For the Years Ended December 31, 2011 and 2010 (in thousands)

	2011	2010
Additions (reductions) to net assets attributed to
Investment income
Net (depreciation) appreciation in fair value of investments	$(524)	$473
Interest	690	725
Dividends	227	195

Net investment income	393	1,393

Participant loan interest	160	196

Contributions
Sponsor	1,595	1,466
Participant	2,845	2,722

	4,440	4,188

Net additions	4,993	5,777

Deductions from net assets attributed to
Benefits paid	3,215	3,761
Plan expenses	359	350

Total deductions	3,574	4,111

Net increase	1,419	1,666
Net assets available for benefits
Beginning of year	37,783	36,117

End of year	$39,202	$37,783

The accompanying notes are an integral part of these financial statements.

Baxter Healthcare of Puerto Rico

Savings and Investment Plan

Notes to Financial Statements

December 31, 2011 and 2010

1.	General Description of the Plan

The following description of the Baxter Healthcare of Puerto Rico Savings and Investment Plan (the Plan) is provided for general information purposes only. Participants should refer to the Plan document and summary plan description for more complete information. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

The Plan is a defined contribution plan which became effective on January 1, 1998. The Plan was created for the purpose of providing retirement benefits to employees of Baxter Healthcare S.A. (Puerto Rico Branch), and Baxter Sales and Distribution Corporation (collectively, the Sponsor or the Company), subsidiaries of Baxter International Inc. (Baxter) and to encourage and assist employees in adopting a regular savings program by means of payroll deductions through a plan that qualifies under the applicable laws of the Commonwealth of Puerto Rico and the United States Internal Revenue Code. Plan participants may authorize the Company to make payroll deductions under the Plan ranging from 1% to 50% of their pre-tax monthly compensation in both 2011 and 2010, limited to a maximum of $10,000 and $9,000 a year in 2011 and 2010, respectively. Newly hired employees are deemed to have elected to contribute 3% of compensation unless they make a contrary election. The Company matches a participant’s savings contributions at the rate of 50 cents for each dollar of a participant’s pre-tax contribution, up to a maximum of 6% of a participant’s compensation. The Company also contributes an additional non-matching 3% of compensation for employees that are not eligible to participate in the Company’s Puerto Rico defined benefit pension plan, which includes all new employees hired on or after January 1, 2008. The Company may make additional discretionary contributions in such amounts as the Company may determine. Participants are immediately vested in their contributions plus actual earnings thereon. Vesting in the Company’s matching and discretionary contributions plus actual earnings thereon is based on years of service. The contributions vest in accordance with the following vesting schedule:

Years of Service	Vesting %
1	20%
2	40%
3	60%
4	80%
5 or more	100%

Employees are fully vested in the Company’s matching contributions account, regardless of years of service with the Company, upon attaining age 65, upon becoming disabled in accordance with the provisions of the Plan or upon dying while employed by the Company. The Company’s additional non-matching contribution becomes fully vested after three years of service. Forfeitures of nonvested accounts are used to reduce future Company contributions.

Participants may borrow from their vested accounts a minimum of $500 up to a maximum equal to the lesser of $50,000 or 50% of their vested account balance. The loans are secured by the balance in the participant’s account and bear interest at the prime rate at the last day of the month prior to loan request, plus one percent. These loans are reported at their unpaid principal balance plus any accrued but unpaid interest, with no allowance for credit losses, as repayments of principal and interest are received through payroll deductions and the notes are collateralized by the participant’s account balances.

Plan participants can not request withdrawals from the Plan unless they are at least 59 1/2 years old or incur a financial hardship. On termination of service due to retirement or other reasons, a participant may elect to receive either a lump sum amount equal to their entire vested account balance or installment payments. In the case of a participant termination because of death or disability, the entire vested amount is paid to the person or persons legally entitled thereto.

Baxter Healthcare of Puerto Rico

Savings and Investment Plan

Notes to Financial Statements

December 31, 2011 and 2010

Each participant’s account is credited with the participant’s contribution and an allocation of the Company’s contributions and Plan earnings, and is charged with his or her withdrawals and an allocation of Plan-related expenses. Allocations are based on participant earnings or account balances, as defined in the Plan document. The net income of the Plan is posted to the participant’s accounts on a daily basis. Each participant directs the investment of his or her account to any of the investment options available under the Plan.

Upon enrollment in the Plan, a participant may direct contributions into any of 17 investment options: Stable Income Fund, Baxter Common Stock Fund, Composite Fund, General Equity Fund, S&P 500 Flagship Fund, International EAFE Equity Index Fund, Small Cap Fund and ten different Target Retirement Funds. However, non-matching contributions may not be invested in the Baxter Common Stock Fund. In addition, certain participants maintain shares in Edwards Lifesciences Corporation. These shares were placed into the Edwards Lifesciences Common Stock Fund in connection with Baxter’s 2000 spin-off of its cardiovascular business. Participants are not able to make contributions or transfer existing account balances to the Edwards Lifesciences Common Stock Fund, but may make transfers out of these funds at any time.

2.	Summary of Significant Accounting Policies

Basis of Accounting

The accompanying financial statements of the Plan have been prepared on the accrual basis of accounting. Accordingly, investment income is recognized when earned and expenses are recognized when incurred.

New Accounting Standards

In January 2010, the Financial Accounting Standards Board issued a new accounting standard effective for reporting periods beginning after December 15, 2010, which required an entity to separately present information related to purchases, sales, issuances and settlements in the reconciliation of fair value measurements classified as Level 3. The plan did not have any activity related to purchases, sales, issuances or settlements for fair value measurements classified as Level 3.

Valuation of Investments and Collateral

The fair value of Plan investments and collateral is determined as follows:

Cash and cash equivalents	These largely consist of a short-term investment fund and a money market fund, the fair value of which is based on the net asset value. The investment objectives for these funds are to provide safety for principal, daily liquidity and a competitive yield by investing in high quality instruments.

Common stock	Value based on closing prices on the valuation date in an active market on national securities exchanges.

U.S. government and government agency issues	Value based on reputable pricing vendors that typically use pricing matrices or models.

Corporate and other obligations	Value based on reputable pricing vendors that typically use pricing matrices or models.

Baxter Healthcare of Puerto Rico

Savings and Investment Plan

Notes to Financial Statements

December 31, 2011 and 2010

Commingled funds	Value based on net asset values reported by the fund managers as of the Plan’s financial statement dates and recent transaction prices. The investment objectives of these funds are to track the performances of the S&P 500 (S&P 500 Flagship Fund); Europe, Australasia and the Far East (EAFE) (International EAFE Equity Index Fund); or Russell 2000 (Small Cap Fund) indexes. The underlying investments vary, with some holding diversified portfolios of domestic stocks and government agency bonds, and others holding collective investment funds. Each fund provides for daily redemptions by the Plan at reported net asset values per share, with no advance notice requirement. Refer to Note 6 for amounts invested in each of these funds.

Registered investment companies	Value based on the last reported sale price from a national security exchange on the valuation date.

Synthetic guaranteed investment contracts	Value based on the fair value of the underlying securities in the contract on the valuation date plus the fair value of wrapper contracts, which is calculated using a replacement cost approach. The underlying securities are valued based upon the methodologies described above. See below for more information.

Collateral held on loaned securities	Value based upon the net asset value per unit of the short-term investment funds where the collateral is invested. Refer to Note 7 for more information on the securities lending program.

Collateral to be paid on loaned securities	Value based on the fair value of the underlying securities loaned on the valuation date, plus an incremental margin.

Income Recognition

Plan investment return includes dividend and interest income, gains and losses on sales of investments and unrealized depreciation or appreciation of investments. Purchases and sales of investments are recorded on a trade date basis. Dividends are recorded on the ex-dividend date. Interest is earned on an accrual basis.

The financial statements reflect the net depreciation or appreciation in the fair value of the Plan’s investments. This net depreciation or appreciation consists of realized gains and losses calculated as the difference between proceeds from a sales transaction and cost determined on a moving average basis, and unrealized gains and losses calculated as the change in the fair value between beginning of the year (or purchase date if later) and the end of the year.

Synthetic Guaranteed Investment Contracts

The Plan holds synthetic guaranteed investment contracts (GICs) as part of the Stable Income Fund. The synthetic GICs provide for a fixed return on principal over a specified time through fully benefit-responsive contracts issued by Aegon Institutional Markets and Bank of America N.A. The portfolio of assets, overall of investment grade, underlying the synthetic GICs primarily includes cash and cash equivalents, U.S. government and government agency issues and corporate and other obligations.

Baxter Healthcare of Puerto Rico

Savings and Investment Plan

Notes to Financial Statements

December 31, 2011 and 2010

The fair value of the synthetic GICs equals the total of the fair value of the underlying assets plus the fair value of the wrapper contracts. The fair value of the wrapper contracts is computed using a replacement cost approach that incorporates a comparison of the current fee rate on similar wrapper contracts to the fee being paid by the Plan. Using this approach, the fair value of the wrapper contracts were a loss of $8,404 and a gain of $38,076 at December 31, 2011 and 2010, respectively.

While Plan investments are presented at fair value in the Statement of Net Assets Available for Benefits, any material difference between the fair value of the Plan’s direct and indirect interests in fully benefit-responsive investment contracts and their contract value is presented as an adjustment line in the Statements of Net Assets Available for Benefits, because contract value is the relevant measurement attribute for that portion of the Plan’s net assets available for benefits. Contract value represents contributions, plus earnings, less participant withdrawals and administrative expenses. The wrapper contracts used by the Plan are fully benefit-responsive because the wrapper contract issuers are contractually obligated to make up any shortfall in the event that the underlying asset portfolio has been liquidated and is inadequate to cover participant withdrawals and transfers at contract value. There are currently no reserves against contract values for credit risk of the contract issuers or any other risk. The contract value for the synthetic GICs was $16.7 million and $15.7 million at December 31, 2011 and 2010, respectively.

The crediting interest rate, which is reset quarterly, can never fall below zero. The crediting rate formula smoothes the impact of interest rate changes on participant returns by amortizing any difference between market value and book value over a period of years equal to the duration of the portfolio benchmark. The average yield on the synthetic GICs was approximately 2.9% and 3.5% at December 31, 2011 and 2010, respectively. The average interest rate credited to participants on the synthetic GICs was approximately 3.7% and 4.1% for the years ended December 31, 2011 and 2010. The credit ratings for Aegon Institutional Markets were AA- at both December 31, 2011 and 2010, and the credit ratings for Bank of America N.A. were A and A+ at December 31, 2011 and 2010, respectively.

Events that lead to market value withdrawals that exceed 20 percent of the contract value would limit the ability of the Plan to transact at contract value with participants. These events include restructurings, early retirement plans, divestitures, bankruptcies, or legal, tax or regulatory changes. The Plan sponsor believes that the occurrence of any such event is remote.

The wrapper providers can only terminate at a value different than contract value under an event of default (that was not remedied) such as failure to follow the terms of the contract. If a wrapper provider would like to exit the contract for another reason, the Plan can maintain the contract through an extended termination process designed to ensure continued benefit-responsive treatment for withdrawals.

Payment of Benefits

Benefits are recorded when paid.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles in the United States requires management to make estimates and assumptions that affect the amounts reported in the financial statements and related notes to the financial statements. Changes in such estimates may affect amounts reported in future periods.

Other

Due from or due to brokers for securities sold or purchased, respectively, represent the net cash value of security trades initiated but not yet settled at each respective year-end.

Baxter Healthcare of Puerto Rico

Savings and Investment Plan

Notes to Financial Statements

December 31, 2011 and 2010

Risks and Uncertainties

The Plan provides for various investment options which invest in any combination of registered investment companies, U.S. government and government agency issues, corporate and other obligations, common stock, commingled funds, synthetic guaranteed investment contracts and short-term investments. Investment securities are exposed to various risks, such as interest rate, market, liquidity and credit risks. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in risks in the near term could materially affect participants’ account balances and the amounts reported in the Statements of Net Assets Available for Benefits and the Statements of Changes in Net Assets Available for Benefits. Individual participants’ accounts bear the risk of loss resulting from fluctuations in investment values.

Investments underlying the Plan’s synthetic GICs include securities with contractual cash flows, such as asset-backed securities, collateralized mortgage obligations and commercial mortgage-backed securities, including securities backed by subprime mortgage loans. The value, liquidity and related income of these securities are sensitive to changes in economic conditions, including real estate values, delinquencies and/or defaults, and may be adversely affected by shifts in the market’s perception of the issuers and changes in interest rates.

3.	Eligibility Requirements

Employees become eligible to participate in the Plan as of the first day of the month following the completion of thirty days of employment. Eligible employees are those who meet the following requirements:

A.	Puerto Rico employees of the Puerto Rico Branch, or the Company, both subsidiaries of Baxter;

B.	Puerto Rico employees not covered by a collective bargaining agreement unless the agreement provides for coverage under the Plan; and

C.	Puerto Rico employees who are not leased employees.

4.	Administration of the Plan

Banco Popular de Puerto Rico (the Trustee) and State Street Bank and Trust Company (the Custodian) serve as trustee and custodian, respectively, for the Plan. ING Institutional Plan Services, LLC serves as recordkeeper for the Plan.

The Administrative Committee administers the Plan. The Investment Committee has authority, responsibility and control over the management of the assets of the Plan. Members of both committees are appointed by the Board of Directors of Baxter and are employees of Baxter.

Substantially all investment manager, trustee and administrative fees incurred in the administration of the Plan were paid from the assets of the Plan.

5.	Fair Value of Measurements

The fair value hierarchy under the accounting standard for fair value measurements consists of the following three levels:

•	Level 1 - Quoted prices in active markets that the Plan has the ability to access for identical assets or liabilities;

Baxter Healthcare of Puerto Rico

Savings and Investment Plan

Notes to Financial Statements

December 31, 2011 and 2010

•

Level 2 - Quoted prices for similar instruments in active markets, quoted prices for identical or similar instruments in markets that are not active, and model-based valuations in which all significant inputs are observable in the market; and

•

Level 3 - Valuations using significant inputs that are unobservable in the market and include the use of judgment by the Plan’s management about the assumptions market participants would use in pricing the asset or liability.

The following tables summarize the bases used to measure the Plan’s financial instruments and liabilities that are carried at fair value on a recurring basis.

		Basis of Fair Value Measurement
(in thousands)	Balance at December 31, 2011	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Assets
Cash and cash equivalents	$1,072	$—	$1,072	$—
Common stock:
Healthcare	4,498	4,498	—	—
Consumer products	1,246	1,246	—	—
Information technology	1,070	1,070	—	—
Financial services	487	487	—	—
Industrial services and materials	460	460	—	—
Energy	370	370	—	—
Other	192	192	—	—

Total common stock	8,323	8,323	—	—

U.S. government and government agency issues	263	—	263	—
Corporate and other obligations	483	—	483	—
Commingled funds	7,171	—	7,171	—
Registered investment companies:
Target retirement funds	1,501	1,501	—	—
Other	30	30	—	—

Total registered investment companies	1,531	1,531	—	—

Synthetic guaranteed investment contracts:
Corporate and other obligations	6,309	—	6,309	—
U.S. government and government agency issues	11,351	—	11,351	—
Cash and cash equivalents	572	—	572	—
Wrapper contracts	(8)	—	—	(8)

Total synthetic guaranteed investment contracts	18,224	—	18,232	(8)

Collateral held on loaned securities	166	—	166	—

Total assets	$37,233	$9,854	$27,387	$(8)

Liability
Collateral to be paid on loaned securities	$166	$14	$152	$—

Baxter Healthcare of Puerto Rico

Savings and Investment Plan

Notes to Financial Statements

December 31, 2011 and 2010

		Basis of Fair Value Measurement
(in thousands)	Balance at December 31, 2010	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Assets
Cash and cash equivalents	$616	$—	$616	$—
Common stock:
Healthcare	4,399	4,399	—	—
Consumer products	1,012	1,012	—	—
Information technology	967	967	—	—
Financial services	691	691	—	—
Industrial services and materials	735	735	—	—
Energy	597	597	—	—
Other	142	142	—	—

Total common stock	8,543	8,543	—	—

U.S. government and government agency issues	233	—	233	—
Corporate and other obligations	554	—	554	—
Commingled funds	7,485	—	7,485	—
Registered investment companies (1)	1,059	1,059	—	—
Synthetic guaranteed investment contracts:
Corporate and other obligations	6,167	—	6,167	—
U.S. government and government agency issues	10,180	—	10,180	—
Cash and cash equivalents	492	—	492	—
Wrapper contracts	38	—	—	38

Total synthetic guaranteed investment contracts	16,877	—	16,839	38

Collateral held on loaned securities	5,198	—	5,198	—

Total assets	$40,565	$9,602	$30,925	$38

Liability
Collateral to be paid on loaned securities	$5,255	$139	$5,116	$—

(1)	Comprised entirely of Target retirement funds

There were no transfers from Level 1 to Level 2 investments in 2011 or 2010.

Baxter Healthcare of Puerto Rico

Savings and Investment Plan

Notes to Financial Statements

December 31, 2011 and 2010

The following table sets forth a summary of changes in the fair values of the Plan’s level 3 financial instruments.

(in thousands)	Wrapper Contracts
Balance at December 31, 2009	$37
Unrealized gains (relating to assets held at end of year)	1

Balance at December 31, 2010	38

Unrealized losses (relating to assets held at end of year)	(46)

Balance at December 31, 2011	$(8)

The net unrealized gains or losses from the wrapper contracts are excluded from the net (depreciation) appreciation reported for the Plan, but are instead reflected in the change in adjustment from fair value to contract value for fully benefit responsive contracts reported on the statements of net assets available for benefits.

See Valuation of Investments and Collateral in Note 2 above for a discussion of the methodologies used to determine the fair values of the Plan’s investments and collateral. These methods may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

6.	Investments

Investments representing five percent or more of the Plan’s net assets available for benefits at December 31, 2011 and 2010 are summarized as follows:

(values in thousands, except per share)	2011	2010
Baxter common stock, 115,534 shares and 113,065 shares at December 31, 2011 and 2010, respectively	$5,717	$5,723
State Street Global Advisors (SSgA) S&P 500 Flagship Fund	4,005	3,961
Baxter International Savings Trust Separate Account (Collateral held on loaned securities)	*	4,872

*	Does not meet 5% threshold.

Baxter Healthcare of Puerto Rico

Savings and Investment Plan

Notes to Financial Statements

December 31, 2011 and 2010

Investments as of December 31, 2011 and 2010 are segregated into various investment fund options as follows:

(in thousands)	2011	2010
Cash (available for investment)	$150	$113
Stable Income Fund	18,995	17,172
Baxter Common Stock Fund	5,775	5,822
Composite Fund	1,693	1,755
General Equity Fund	1,703	1,862
SSgA S&P 500 Flagship Fund	4,008	3,966
SSgA International EAFE Equity Index Fund	1,712	1,831
Edwards Lifesciences Common Stock Fund	74	92
SSgA Small Cap Fund	1,457	1,695
Target Retirement Funds	1,500	1,059
Collateral held on loaned securities	166	5,198

Total investments at fair value	37,233	40,565
Adjustment from fair value to contract value for Stable Income Fund	(1,480)	(1,156)

Total investments	$35,753	$39,409

Net (depreciation) appreciation in fair value for each significant class of investment, which includes realized and unrealized gains and losses, is as follows:

(in thousands)	2011	2010
Baxter common stock	$(128)	$(892)
Other common stock	(214)	287
U.S. government and government agency issues	2	2
Corporate and other obligations	30	29
Commingled funds	(185)	944
Registered investment companies	(51)	88
Collateral held on loaned securities	22	15

	$(524)	$473

7.	Securities Lending Transactions

The Plan participates in a securities lending program with the Custodian. The program allows the Custodian to loan securities, which are assets of the Plan, to approved brokers (the Borrowers).

The Custodian requires the Borrowers, pursuant to a security loan agreement, to deliver collateral to secure each loan in an amount that is at least equal to the fair value of the securities loaned. The Plan bears the risk of loss with respect to any unfavorable change in fair value of the invested cash collateral. However, the Borrower bears the risk of loss related to the decrease in the fair value of the non-cash collateral and, therefore, would have to deliver additional securities to maintain the required collateral. In the event of default by the Borrower, the Custodian shall indemnify the Plan by purchasing replacement securities equal to the number of unreturned loaned securities, or, if replacement securities are not able to be purchased, the Custodian shall credit the Plan for the market value of the unreturned securities. In each case, the Custodian would apply the proceeds from the collateral for such a loan to make the Plan whole.

The fair value of the investment of cash collateral received pursuant to securities lending transactions is reflected on the Statements of Net Assets Available for Benefits as an asset and the obligation to return the amount received is reflected as a liability.

Baxter Healthcare of Puerto Rico

Savings and Investment Plan

Notes to Financial Statements

December 31, 2011 and 2010

As of December 31, 2010, the Plan had securities on loan with a fair market value of $5.2 million, with cash collateral received of $5.3 million, which was reflected at its fair value of $5.2 million. During 2010, $4.9 million was redeemed from the State Street Quality D Short-Term Investment Fund and held in a separate fund (Baxter International Savings Trust Separate Account) for liquidation due to an agreement between the Plan and the Trustee to terminate the securities lending program for the securities within the Stable Income Fund. As of December 31, 2010, the net asset value of the Baxter International Savings Trust Separate Account was $0.9929. As a result of the liquidation of this fund in 2011, a realized gain of $22,385 is reflected in the 2011 Statement of Changes in Net Assets Available for Benefits. As of December 31, 2011, the Plan had securities on loan with a fair market value of $162,449 with cash collateral received of $165,642, which was invested in the State Street Quality D Short-Term Investment Fund. Investments underlying this fund primarily consisted of cash and cash equivalents and asset-backed securities and as of December 31, 2011, the net asset value of this fund was approximately $1.00 per unit. As of December 31, 2011 the cash collateral received is reflected at its fair value of $165,642 in the 2011 Statements of Net Assets Available for Benefits.

Non-cash collateral of $24,048 and $78,112 received for securities on loan at December 31, 2011 and 2010, respectively, consisted of U.S. government and government agency issues held by the Custodian on behalf of the Plan. Non-cash collateral is not included with the collateral balance on the 2011 and 2010 Statement of Net Assets Available for Benefits because it may not be sold or repledged. A portion of the income generated upon investment of cash collateral is remitted to the Borrowers, and the remainder is allocated between the Plan and the Custodian in its capacity as a security agent. Securities lending income allocated to the Plan amounted to $688 and $8,679 for 2011 and 2010, respectively. Securities lending income is classified as interest income in the Statements of Changes in Net Assets Available for Benefits.

8.	Plan Termination

Although it has not expressed any intent to do so, the Plan sponsor has the right under the Plan to reduce, suspend or discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event the Plan terminates, the interest of each participating employee in the Plan shall become fully vested and such termination of the Plan would not reduce the interest of any participating employee or their beneficiaries accrued under the Plan up to the date of such termination.

9.	Tax Status of the Plan

The Puerto Rico Treasury Department has determined and informed the Plan sponsor that the Plan and the related trust are designed in accordance with applicable sections entitling exemption from income taxes. The Plan sponsor has also obtained a favorable determination letter dated October 22, 2011, from the Internal Revenue Service (IRS) stating that the Plan is in compliance with IRS regulations.

10.	Related Parties

Parties-in-interest are defined under Department of Labor regulations as any fiduciary of the Plan, any party rendering service to the Plan, the employer, and certain others.

At December 31, 2011 and 2010, the Plan held units of participation in certain commingled funds and short-term investment funds of State Street Bank and Trust Company, the Plan’s Custodian; shares of common stock and bonds of Baxter, the Plan sponsor’s parent; loans with participants; units of registered investment companies managed by Pacific Investment Management Company, an investment manager for the Plan; shares of common stock, bonds, and interest rate wrapper contracts of Bank of America, issuer of the Plan’s fully benefit-responsive contracts; and interest rate wrapper contracts of Aegon Institutional Markets, issuer of the Plan’s fully benefit-responsive contracts. These transactions are allowable party-in-interest transactions under ERISA and the regulations promulgated thereunder.

Baxter Healthcare of Puerto Rico

Savings and Investment Plan

Notes to Financial Statements

December 31, 2011 and 2010

Fees paid by the Plan for investment management, recordkeeping and consulting services, also qualify as party-in-interest transactions and are included in Plan expenses in the accompanying financial statements. The Company pays certain expenses for the administration of the Plan. These transactions are exempt from the party-in interest transaction prohibitions of ERISA.

SUPPLEMENTAL SCHEDULE

Baxter Healthcare of Puerto Rico

Savings and Investment Plan

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

Employer Identification Number: 66-0678126 and Plan Number 024

December 31, 2011

Identity of Issue		Description of Investment	Cost (1)	Current Value
	Cash and Cash Equivalents:

*	State Street Bank & Trust Co	Short-Term Investment Fund	—	1,072,293

	Cash and cash equivalents			$1,072,293

**	Common Stock:
	Abbott Laboratories	Common Stock	—	13,595
	ACE Ltd	Common Stock	—	18,225
	AES Corp	Common Stock	—	14,070
	Agilent Technologies	Common Stock	—	21,662
	Alexion Pharmaceuticals	Common Stock	—	11,428
	Allergan Inc	Common Stock	—	26,707
	Amazon.com Inc	Common Stock	—	53,566
	American Express Co	Common Stock	—	23,778
	American Tower Corp	Common Stock	—	28,510
	Anadarko Petroleum	Common Stock	—	8,808
	Apple Inc	Common Stock	—	75,888
	Applied Materials Inc	Common Stock	—	9,892
	Applied Materials Inc	Common Stock	—	12,688
	Archer Daniels Midland Co	Common Stock	—	13,000
	ARM Holdings Plc	Common Stock	—	6,021
	Avago Technologies	Common Stock	—	12,105
	Baidu Inc	Common Stock	—	25,149
*	Bank of America Corp	Common Stock	—	8,731
	Barrick Gold Corp	Common Stock	—	4,157
*	Baxter International Inc	Common Stock	—	5,716,619
	BB&T Corp	Common Stock	—	14,286
	BCE Inc	Common Stock	—	20,402
	Bed Bath & Beyond Inc	Common Stock	—	11,302
	Blackrock Inc	Common Stock	—	13,575
	BMW	Common Stock	—	11,206
	Boeing Co	Common Stock	—	23,863
	Borg Warner Inc	Common Stock	—	17,106
	Bristol Myers Squibb	Common Stock	—	18,606
	Burberry Group	Common Stock	—	11,663
	Capital One Financial Corp	Common Stock	—	12,679
	Celegene Corp	Common Stock	—	28,929
	Charles Schwab Corp	Common Stock	—	11,448
	Chevron Corp	Common Stock	—	2,765
	Chipotle Mexican Grill Inc	Common Stock	—	20,553
	Cintas Corp	Common Stock	—	5,176
	Cisco Systems	Common Stock	—	24,775
	Citigroup Inc	Common Stock	—	13,199
	Coach Inc	Common Stock	—	18,758
	Coca Cola Co	Common Stock	—	11,757
	Cognizant Tech Solutions	Common Stock	—	14,087
	Comcast Corp	Common Stock	—	13,185
	Concho Resources	Common Stock	—	16,488

Baxter Healthcare of Puerto Rico

Savings and Investment Plan

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

Employer Identification Number: 66-0678126 and Plan Number 024

December 31, 2011

Identity of Issue	Description of Investment	Cost (1)	Current Value
Costco Wholesale Corp	Common Stock	—	30,040
Covidien Plc	Common Stock	—	10,937
Credit Suisse Group	Common Stock	—	9,764
CVS Caremark Corp	Common Stock	—	14,839
Delta Airlines Inc	Common Stock	—	8,694
Devon Energy Corp	Common Stock	—	12,817
Dunkin Brands Group	Common Stock	—	7,443
Dupont	Common Stock	—	9,327
Edwards Lifesciences Corp	Common Stock	—	73,366
EMC Corp	Common Stock	—	29,893
EOG Resources Inc	Common Stock	—	16,545
Estee Lauder Companies	Common Stock	—	23,940
Exelon Corp	Common Stock	—	12,531
Express Scripts Inc	Common Stock	—	22,258
Exxon Mobil Corp	Common Stock	—	32,686
Flextronics Ltd	Common Stock	—	10,722
General Electric Co	Common Stock	—	14,355
General Motors Co	Common Stock	—	9,998
Goldman Sachs Group	Common Stock	—	6,521
Google Inc	Common Stock	—	51,175
Harley Davidson Inc	Common Stock	—	15,440
Honeywell International Inc	Common Stock	—	24,277
IBM	Common Stock	—	39,416
Illumina Inc	Common Stock	—	7,775
Invesco Ltd	Common Stock	—	14,280
Johnson & Johnson	Common Stock	—	14,468
Johnson & Johnson	Common Stock	—	21,247
Johnson Controls	Common Stock	—	18,536
JPMorgan Chase & Co	Common Stock	—	27,654
Life Technologies Corp	Common Stock	—	12,371
Linkedin Corp	Common Stock	—	8,073
Lowes Cos	Common Stock	—	7,343
Lowes Cos Inc	Common Stock	—	13,101
Lululemon Athletica	Common Stock	—	13,852
LVMH Moet Hennessy	Common Stock	—	4,312
LyonDellBasell	Common Stock	—	3,378
Marathon Oil Corp	Common Stock	—	6,705
Marathon Petroleum Corp	Common Stock	—	2,435
Marsh & McLennan Cos	Common Stock	—	12,652
Mastercard Inc	Common Stock	—	40,292
McDonalds Corp	Common Stock	—	24,864
Mead Johnson Nutrition Co	Common Stock	—	18,196
Merck & Co Inc	Common Stock	—	17,660
MetLife Inc	Common Stock	—	11,534
MetLife Inc	Common Stock	—	18,451
Microsoft Corp	Common Stock	—	14,028
Microsoft Corp	Common Stock	—	31,226
Monsanto Co	Common Stock	—	12,452
Monsanto Co	Common Stock	—	28,885

Baxter Healthcare of Puerto Rico

Savings and Investment Plan

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

Employer Identification Number: 66-0678126 and Plan Number 024

December 31, 2011

Identity of Issue		Description of Investment	Cost (1)	Current Value
	Morgan Stanley	Common Stock	—	11,243
	National Oilwell	Common Stock	—	13,833
	Nike Inc	Common Stock	—	30,174
	Novartis AG	Common Stock	—	6,255
	Novartis AG	Common Stock	—	11,265
	Novo Nordisk	Common Stock	—	23,821
	Occidental Petroleum	Common Stock	—	14,363
	Occidental Petroleum Corp	Common Stock	—	16,934
	Oracle Corp	Common Stock	—	25,607
	Owens Illinois Inc	Common Stock	—	5,646
	Owens Illinois Inc	Common Stock	—	9,535
	Pepisco Inc	Common Stock	—	13,074
	Pfizer Inc	Common Stock	—	13,630
	Pfizer Inc	Common Stock	—	32,295
	Precision Castparts Corp	Common Stock	—	38,575
	Priceline.com Inc	Common Stock	—	15,255
	Procter & Gamble Co	Common Stock	—	10,806
	Proctor & Gamble Co	Common Stock	—	28,105
	Public Service Enterprise	Common Stock	—	4,709
	Qualcomm Inc	Common Stock	—	24,070
	Ralph Lauren Corp	Common Stock	—	26,833
	Red Hat Inc	Common Stock	—	14,156
	Roper Industries	Common Stock	—	3,951
	Salesforce.com Inc	Common Stock	—	23,478
	Sanofi ADR	Common Stock	—	11,573
	Sanofi ADR	Common Stock	—	18,287
	Schlumberger Ltd	Common Stock	—	23,789
	Shire Plc	Common Stock	—	35,101
	Southwest Airlines Co	Common Stock	—	11,497
	Southwestern Energy Co	Common Stock	—	5,406
	Stanley Black & Decker	Common Stock	—	4,862
	Starbucks Corp	Common Stock	—	36,098
*	State Street Corp	Common Stock	—	13,547
	Sunoco Inc	Common Stock	—	16,116
	Symantec Corp	Common Stock	—	9,668
	Sysco Corp	Common Stock	—	9,254
	Tencent Holdings Ltd	Common Stock	—	7,523
	Texas Instruments	Common Stock	—	13,935
	Texas Instruments	Common Stock	—	20,762
	Tiffany & Co	Common Stock	—	16,901
	Time Warner Inc	Common Stock	—	15,947
	Time Warner Inc	Common Stock	—	29,665
	Ultra Petroleum Corp	Common Stock	—	3,528
	Union Pacific Corp	Common Stock	—	21,490
	United Technologies Corp	Common Stock	—	14,596
	UnitedHealth Group	Common Stock	—	1,715
	UnitedHealth Group	Common Stock	—	13,846
	US Bancorp	Common Stock	—	5,167
	Valeant Pharmaceuticals	Common Stock	—	7,789

Baxter Healthcare of Puerto Rico

Savings and Investment Plan

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

Employer Identification Number: 66-0678126 and Plan Number 024

December 31, 2011

Identity of Issue		Description of Investment	Cost (1)	Current Value
	Vertex Pharmaceuticals	Common Stock	—	11,704
	Viacom Inc	Common Stock	—	21,299
	Visa Inc	Common Stock	—	14,974
	Visa Inc	Common Stock	—	15,185
	VMWare Inc	Common Stock	—	25,645
	Vodafone Inc	Common Stock	—	26,007
	WalMart Stores Inc	Common Stock	—	12,859
	Walt Disney	Common Stock	—	15,485
	Weatherford Intl Ltd	Common Stock	—	11,964
	Wells Fargo & Co	Common Stock	—	23,155
	Whole Foods Market Inc	Common Stock	—	23,634
	Youku.com Inc	Common Stock	—	2,728

	Common Stock			$8,323,475

**	U.S. Government and Government Agency Issues:

	Fed HM LN Pool A58677	5.5% 01 Mar 2037	—	6,354
	Fed HM LN Pool C48827	6.0% 01 Mar 2031	—	124
	Fed HM LN Pool C91370	4.5% 01 May 2031	—	6,206
	Fed HM LN Pool G12334	5.0% 01 Sep 2021	—	2,393
	Federal Home LN	5.0% 15 Jan 2030	—	757
	FNMA Pool 256398	6.0% 01 Sep 2021	—	512
	FNMA Pool 323887	6.0% 01 Dec 2013	—	204
	FNMA Pool 581043	6.0% 01 May 2016	—	212
	FNMA Pool 615005	6.0% 01 Dec 2016	—	324
	FNMA Pool 694448	5.5% 01 Apr 2033	—	3,840
	FNMA Pool 725690	6.0% 01 Aug 2034	—	2,947
	FNMA Pool 745418	5.5% 01 Apr 2036	—	1,724
	FNMA Pool 748115	6.0% 01 Oct 2033	—	1,062
	FNMA Pool 815316	5.5% 01 May 2035	—	4,947
	FNMA Pool 822979	5.5% 01 Apr 2035	—	4,718
	FNMA Pool 885504	6.0% 01 Jun 2021	—	1,686
	FNMA Pool 888102	5.5% 01 May 2036	—	273
	FNMA Pool 902793	6.5% 01 Nov 2036	—	2,373
	FNMA Pool AH2899	4.5% 01 Jan 2041	—	6,514
	FNMA Pool AH3765	4.0% 01 Jan 2041	—	15,382
	FNMA Pool AH9374	4.5% 01 Apr 2041	—	7,759
	FNMA Pool AL0920	5.0% 01 Jul 2037	—	9,712
	FNMA Pool MA0734	4.5% 01 May 2031	—	6,129
	FNMA Pool MA0918	4.0% 01 Dec 2041	—	16,084
	Mexico St	8.0% 17 Dec 2015	—	1,301
	TSY Infl IX N/B	0.625% 15 Jul 2021	—	22,656
	US Treasury N/B	4.5% 15 Aug 2039	—	4,005
	US Treasury N/B	3.125% 15 Nov 2041	—	5,785
	US Treasury N/B	3.125% 15 May 2021	—	5,835
	US Treasury N/B	4.375% 15 May 2040	—	6,865
	US Treasury N/B	1.125% 15 Jan 2012	—	8,435
	US Treasury N/B	3.375% 15 Nov 2019	—	9,409

Baxter Healthcare of Puerto Rico

Savings and Investment Plan

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

Employer Identification Number: 66-0678126 and Plan Number 024

December 31, 2011

Identity of Issue		Description of Investment	Cost (1)	Current Value
	US Treasury N/B	4.375% 05 May 2041	—	10,909
	US Treasury N/B	1.0% 31 Dec 2011	—	15,142
	US Treasury N/B	0.875% 29 Feb 2012	—	15,281
	US Treasury N/B	0.375% 30 Sep 2012	—	17,670
	US Treasury N/B	1.375% 15 Sep 2012	—	37,259

	U.S. Government and Government Agency Issues			$262,788

**	Corporate and Other Obligations:

	AES Corp	7.75% Oct 15 2015	—	1,937
	Agilent Technologies Inc	6.5% 01 Nov 2017	—	3,232
	Albertson’s Inc	6.625% 01 Jun 2028	—	212
	Alcoa Inc	5.95% 01 Feb 2037	—	1,689
	Alcoa Inc	5.87% 23 Feb 2022	—	3,888
	Ally Financial Inc	6.25% 01 Dec 2017	—	3,952
	Ally Financial Inc	6.75% 01 Dec 2014	—	4,177
	Alta Wind Holdings	7.0% 30 Jun 2035	—	2,405
	Altria Group Inc	4.75% 05 May 2021	—	654
	Altria Group Inc	9.25% 06 Aug 2019	—	877
	Altria Group Inc	9.95% 10 Nov 2038	—	4,967
	American Express Credit	2.8% 19 Sep 2016	—	4,356
	American Movil SAB	2.375% 08 Sep 2016	—	3,553
	American Tower Corp	4.625% 01 Apr 2015	—	1,782
	American Tower Corp	4.5% 15 Jan 2018	—	2,537
	Amgen Inc	2.5% 15 Nov 2016	—	5,829
	Anheuser Busch Cos	4.95% 15 Jan 2014	—	256
	Anheuser Busch Cos	6.5% 01 May 2042	—	794
	Anheuser Busch InBev	4.125% 15 Jan 2015	—	6,978
	ArcelorMittal	5.5% 01 Mar 2021	—	3,434
	ArcelorMittal	3.75% 05 Aug 2015	—	4,371
	Aristotle Holding Inc	4.75% 15 Nov 2021	—	3,932
	Associates Corp	6.95% 01 Nov 2018	—	4,517
	AT&T Corp	6.5% 15 Mar 2029	—	284
	AT&T Inc	4.45% 15 May 2021	—	5,283
	Baker Hughes Inc	3.2% 15 Aug 2021	—	4,233
*	Bank of America	5.625% 01 Jul 2020	—	1,865
*	Bank of America Coml Mtg	1.0% 10 Apr 2049	—	1,904
	Barrick NA	4.4% 30 May 2021	—	4,180
*	Baxter International Inc	1.85% 15 Jan 2017	—	814
	Bear Stearns Coml Mtg	1.0% 11 Jun 2040	—	2,275
	Bemis Company Inc	5.65% 01 Aug 2014	—	694
	BG Energy Capital	4.0% 15 Oct 2021	—	3,672
	Biomed Realty LP	6.125% 15 Apr 2020	—	1,122
	Bottling Group LLC	5.125% 15 Jan 2019	—	1,108
	BP Capital Markets Plc	4.5% 01 Oct 2020	—	5,428
	Brocade Communications	6.875% 51 Jan 2020	—	569
	Brocade Communications	6.625% 15 Jan 2018	—	1,729
	Bunge Limited Finance	4.1% 15 Mar 2016	—	922

Baxter Healthcare of Puerto Rico

Savings and Investment Plan

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

Employer Identification Number: 66-0678126 and Plan Number 024

December 31, 2011

Identity of Issue	Description of Investment	Cost (1)	Current Value
Camden PPTY Tr	5.375% 15 Dec 2013	—	310
Camden PPTY Tr	5.0% 15 Jun 2015	—	315
Cameron Intl Corp	6.375% 15 Jul 2018	—	155
Cameron Intl Corp	7.0% 15 Jul 2038	—	577
Canadian Pacific RR Co	7.25% 15 May 2019	—	1,184
Capital One Financial Co	2.125% 15 Jul 2014	—	4,338
Case New Holland Inc	7.75% 01 Sep 2013	—	757
CBS Corp	5.75% 15 Apr 2020	—	1,669
CC Holdings GS	7.75% 01 May 2017	—	2,175
CF Industries Holdings	6.875% 01 May 2018	—	1,020
Chevron Phillips Chemical	7.0% 15 Jun 2014	—	2,227
Cincinnati Bell Inc	8.75% 15 Mar 2018	—	1,820
Citigroup Commercial Mortgage	5.431% 15 Oct 2049	—	660
Citigroup/Deutsche Bank	5.322% 11 Dec 2049	—	6,928
Colorado Intst Gas Co	6.8% 15 Nov 2015	—	204
Colorado Intst Gas Co	5.95% 15 Mar 2015	—	269
Comcast Corp	5.65% 15 Jun 2035	—	1,194
Comcast Corp	6.45% 15 Mar 2037	—	1,368
Comcast Corp	6.4% 01 Mar 2029	—	2,332
Comcast Corp	6.4% 15 May 2038	—	2,711
Commerical Mortgage Passthru	1.0% 10 Dec 2049	—	663
Contl Airlines	5.983% 19 Oct 2023	—	3,448
Corning Inc	6.85% 01 Mar 2029	—	219
Corning Inc	7.25% 15 Aug 2036	—	860
Covidien Intl Finance SA	6.0% 15 Oct 2017	—	3,265
Credit Suisse Coml Mtg	1.0% 15 Jan 2049	—	1,509
Crown Castle Towers LLC	3.214% 15 Aug 2035	—	1,201
CSC Hldgs Inc	7.875% 15 Feb 2018	—	2,039
Delta Air Lines	6.821% 10 Feb 2024	—	2,625
DirecTV Holdings	5.0% 01 Mar 2021	—	5,338
Dow Chemical Co	4.25% 15 Nov 2020	—	2,592
Duke Energy Co	6.25% 15 Jan 2012	—	357
Eastman Chemical Co	4.5% 15 Jan 2021	—	2,632
Echostar DBS Corp	7.0% 01 Oct 2013	—	3,423
Ecolab Inc	4.35% 08 Dec 2021	—	1,332
Embarq Corp	7.995% 01 Jun 2036	—	7,753
Enel Fin Intl	6.25% 15 Sep 2017	—	3,774
Ensco Plc	4.7% 15 Mar 2021	—	5,442
EQT Corp	8.125% 01 Jun 2019	—	1,170
Equifax Inc	7.0% 01 Jul 2037	—	2,079
ERAC USA Fin Co	7.0% 15 Oct 2017	—	143
ERAC USA Fin Co	6.375% 15 Oct 2017	—	7,342
ERP Oper Ltd Partnership	5.75% 15 Jun 2017	—	461
Expedia Inc	5.95% 15 Aug 2020	—	539
Express Scripts Inc	7.25% 15 Jun 2019	—	425
Express Scripts Inc	3.125% 15 May 2016	—	3,224
Fidelity National Inform	7.875% 15 Jul 2020	—	577
Florida Gas Transmission Co	7.9% 15 May 2019	—	667
Ford Motor Company	7.0% 15 Apr 2015	—	1,700

Baxter Healthcare of Puerto Rico

Savings and Investment Plan

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

Employer Identification Number: 66-0678126 and Plan Number 024

December 31, 2011

Identity of Issue	Description of Investment	Cost (1)	Current Value
Ford Motor Company	7.45% 16 Jul 2031	—	3,420
Ford Motor Company	5.75% 01 Feb 2021	—	3,713
Frontier Communications	7.875% 15 Jan 2027	—	2,927
General Elec Cap Corp	2.95% 09 May 2016	—	2,321
General Elec Cap Corp	3.75% 14 Nov 2014	—	5,320
Georgia Pac Corp	7.375% 01 Dec 2025	—	1,904
Georgia Pac Corp	7.25% 01 Jun 2028	—	2,651
Georgia Pac Corp	7.75% 15 Nov 2029	—	2,765
Georgia Pac Corp	8.875% 15 May 2031	—	82
Gilead Sciences Inc	5.65% 01 Dec 2041	—	1,381
Greenwich Capital Commercial	1.0% 10 Jul 2038	—	659
Greenwich Capital Commercial	5.736% 10 Dec 2049	—	2,946
GS Mortgage Securities	1.0% 10 Aug 2045	—	5,933
Hasbro Inc	6.125% 15 May 2014	—	777
Hasbro Inc	6.3% 15 Sep 2017	—	1,297
Hewlett Packard Co	4.375% 15 Sep 2021	—	2,267
Hewlett Packard Co	4.65% 09 Dec 2021	—	3,258
Home Depot Inc	5.4% 01 Mar 2016	—	343
Hospira Inc	6.05% 30 Mar 2017	—	1,442
Incitec Pivot Fin LLC	6.0% 10 Dec 2019	—	1,298
Ingersoll Rand Global Hldg	6.875% 15 Aug 2018	—	1,510
Intel Corp	1.95% 01 Oct 2016	—	4,456
International Paper Co	4.75% 15 Feb 2022	—	3,219
International Paper Co	7.95% 15 Jun 2018	—	3,253
Ipalco Enterprises Inc	5.0% 01 May 2018	—	407
Jabil Circuit Inc	5.625% 15 Dec 2020	—	1,390
John Deere Capital Corp	1.85% 15 Sep 2016	—	3,114
JP Morgan Chase Coml Mtg	1.0% 12 Feb 2049	—	834
JP Morgan Chase Coml Mtg	5.44% 12 Jun 2047	—	1,590
JP Morgan Chase Coml Mtg	1.0% 15 Jun 2049	—	2,524
JPMorgan Chase & Co	4.625% 10 May 2021	—	860
JPMorgan Chase & Co	3.7% 20 Jan 2015	—	6,834
KLA Tencor Corp	6.9% 01 May 2018	—	2,602
Kraft Foods Inc	6.5% 01 Nov 2031	—	960
Kraft Foods Inc	6.5% 11 Aug 2017	—	1,837
Kraft Foods Inc	2.625% 08 May 2013	—	4,671
Lear Corp	8.125% 15 Mar 2020	—	523
Lear Corp	7.875% 15 Mar 2018	—	1,607
Life Technologies Corp	4.4% 01 Mar 2015	—	1,419
McDonalds Corp Medium Note	5.0% 01 Feb 2019	—	846
McKesson Corp	6.5% 15 Feb 2014	—	1,314
Merrill Lynch & Co Inc	5.0% 15 Jan 2015	—	744
Merrill Lynch & Co Inc	6.4% 28 Aug 2017	—	4,082
ML CFC Coml Mtg	1.0% 12 Mar 2051	—	312
ML CFC Coml Mtg	1.0% 12 Dec 2049	—	2,237
Morgan Stanley	5.375% 15 Oct 2015	—	754
Morgan Stanley	5.55% 27 Apr 2017	—	2,865
Morgan Stanley	5.5% 24 Jul 2020	—	3,131
Nabors Industries	6.15% 15 Feb 2018	—	199

Baxter Healthcare of Puerto Rico

Savings and Investment Plan

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

Employer Identification Number: 66-0678126 and Plan Number 024

December 31, 2011

Identity of Issue	Description of Investment	Cost (1)	Current Value
Nabors Industries	9.25% 15 Feb 2019	—	6,887
NewField Exploration Co	5.75% 30 Jan 2022	—	2,886
Newmont Mining Corp	5.875% 01 Apr 2035	—	1,546
News America Inc	6.15% 01 Mar 2037	—	3,700
Nextera Energy Capital	4.5% 01 Jun 2021	—	3,859
NGN 2010 R3	1.0% 08 Dec 2020	—	11,862
NiSource Finance Corp	5.45% 15 Sep 2020	—	1,513
NiSource Finance Corp	6.125% 01 Mar 2022	—	1,914
Norfolk Southern Corp	5.75% 15 Jan 2016	—	3,781
Occidental Petroleum	1.75% 15 Feb 2017	—	4,631
Omnicare Inc	7.75% 01 Jun 2020	—	1,977
Oneok Partners LP	8.625% 01 Mar 2019	—	3,354
Oracle Corp	5.0% 08 Jul 2019	—	5,391
Owens Corning New	7.0% 01 Dec 2036	—	1,214
Pepisco Inc	0.8% 25 Aug 2014	—	3,916
Petrobras Intl Fin	5.875% 01 Mar 2018	—	6,173
PNC Funding Corp	3.625% 08 Feb 2015	—	6,050
Pride International Inc	8.5% 15 Jun 2019	—	1,177
Procter & Gamble Co	1.45% 15 Aug 2016	—	3,605
QEP Resources Inc	6.875% 01 Mar 2021	—	2,111
Quest Diagnostics Inc	4.75% 30 Jan 2020	—	1,445
Reynolds Amern Inc	7.25% 15 Jun 2037	—	4,133
Reynolds Group	6.875% 15 Feb 2021	—	1,182
Rowan Companies Inc	5.0% 01 Sep 2017	—	1,497
RPM International Inc	6.125% 15 Oct 2019	—	2,943
RR Donnelley & Sons	7.25% 15 May 2018	—	4,550
Schlumberger Investment	1.95% 14 Sep 2016	—	1,141
Schlumberger Norge	1.95% 14 Sep 2016	—	2,163
Snap On Inc	4.25% 15 Jan 2018	—	1,469
Southern Nat Gas	7.35% 15 Feb 2031	—	2,653
Sprint Capital Corp	6.875% 15 Nov 2028	—	2,416
Talisman Energy Inc	7.75% 01 Jun 2019	—	439
Talisman Energy Inc	5.85% 01 Feb 2037	—	869
Talisman Energy Inc	6.25% 01 Feb 2038	—	2,144
Textron Inc	4.625% 21 Sep 2016	—	3,688
Time Warner Cable Inc	5.85% 01 May 2017	—	1,217
Time Warner Cable Inc	6.55% 01 May 2037	—	2,026
Time Warner Cable Inc	6.625% 15 May 2029	—	5,110
Treehouse Foods Inc	7.75% 01 Mar 2018	—	2,250
Tyco International	4.125% 15 Oct 2014	—	1,835
United Health Group Inc	6.0% 15 Feb 2018	—	3,812
United Parcel Service	3.875% 01 Apr 2014	—	2,851
Unum Group	5.625% 15 Sep 2020	—	1,712
US Steel Corp	7.375% 01 Apr 2020	—	1,563
US Steel Corp	6.65% 01 Jun 2037	—	2,733
USG Corp	9.75% 15 Jan 2018	—	1,606
Vale Overseas Limited	6.875% 21 Nov 2036	—	2,299
Valero Energy Corp	6.625% 15 Jun 2037	—	3,311
Votorantim Cimentos SA	7.25% 05 Apr 2041	—	2,298

Baxter Healthcare of Puerto Rico

Savings and Investment Plan

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

Employer Identification Number: 66-0678126 and Plan Number 024

December 31, 2011

Identity of Issue		Description of Investment	Cost (1)	Current Value
	WAMU Mortgage Pass Thru	1.0% 25 Mar 2035	—	918
	Waste Management Inc	6.375% 11 Mar 2015	—	1,490
	WellPoint Inc	6.0% 15 Feb 2014	—	3,495
	Wells Fargo & Company	4.6% 01 Apr 2021	—	5,470
	Wells Fargo Mtg Bkd	1.0% 25 Oct 2035	—	4,280
	Western Union Co	5.93% 01 Oct 2016	—	2,141
	Willis North America Inc	7.0% 29 Sep 2019	—	476
	Windstream Corp	8.125% 01 Sep 2018	—	827
	Wyndham Worldwide	7.375% 01 Mar 2020	—	4,473
	Xerox Corp	6.4% 15 Mar 2016	—	2,153

	Corporate and Other Obligations			$482,846

Synthetic Guaranteed Investment Contracts:

	Cash & Cash Equivalents

	Australian Dollar	Cash		411
	Lehman Bankruptcy	Cash Collateral	—	(768)
*	State Street Bank & Trust Co	Short-Term Investment Fund	—	13,888
*	State Street Bank & Trust Co	Short-Term Investment Fund	—	86,462
*	State Street Bank & Trust Co	Short-Term Investment Fund	—	434,653
*	State Street Bank & Trust Co	Short-Term Investment Fund	—	37,338

				571,984

	U.S. Government and Government Agency Issues

	Australian Government	4.75% 15 Jun 2016	—	18,208
	Australian Government	5.25% 15 Mar 2019	—	38,134
	Australian Government	6.0% 15 Feb 2017	—	63,487
	California St	5.75% 01 Mar 2017	—	10,978
	California St	5.0% 01 Nov 2037	—	12,198
	Fannie Mae	1.0% 18 Oct 2012	—	14,362
	Fannie Mae	1.0% 17 Sep 2012	—	44,519
	Fannie Mae	2.625% 20 Nov 2014	—	157,496
	Fed HM LN PC Pool 1J1214	4.0% 01 Mar 2025	—	623
	Fed HM LN PC Pool A34902	5.5% 01 May 2035	—	13,790
	Fed HM LN PC Pool B12817	4.0% 01 Mar 2014	—	106
	Fed HM LN PC Pool B14039	4.0% 01 May 2014	—	320
	Fed HM LN PC Pool B17493	4.0% 01 Dec 2014	—	19,362
	Fed HM LN PC Pool E01343	5.0% 01 Apr 2018	—	37,378
	Fed HM LN PC Pool E01377	4.5% 01 May 2018	—	7,339
	Fed HM LN PC Pool E02697	4.0% 01 Jun 2025	—	1,319
	Fed HM LN PC Pool E02783	4.0% 01 Sep 2025	—	1,327
	Fed HM LN PC Pool E02883	4.0% 01 Apr 2026	—	16,974
	Fed HM LN PC Pool E99842	4.0% 01 Oct 2013	—	381
	Fed HM LN PC Pool G01843	6.0% 01 Jun 2035	—	27,168
	Fed HM LN PC Pool G01890	4.0% 01 Nov 2013	—	12,499

Baxter Healthcare of Puerto Rico

Savings and Investment Plan

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

Employer Identification Number: 66-0678126 and Plan Number 024

December 31, 2011

Identity of Issue	Description of Investment	Cost (1)	Current Value
Fed HM LN PC Pool G08084	4.0% 01 Apr 2026	—	24,051
Fed HM LN PC Pool G11542	4.0% 01 Apr 2014	—	18,872
Fed HM LN PC Pool G12743	5.5% 01 Aug 2022	—	7,293
Fed HM LN PC Pool G14093	4.5% 01 Oct 2035	—	18,461
Fed HM LN PC Pool G18268	5.0% 01 Aug 2023	—	25,841
Fed HM LN PC Pool G18385	1.0% 01 Sep 2035	—	1,597
Fed HM LN PC Pool J11872	4.0% 01 Mar 2026	—	1,319
Fed HM LN PC Pool J14641	4.0% 01 Mar 2025	—	18,625
Fed HM LN PC Pool J15157	4.0% 01 Apr 2026	—	745
Fed HM LN PC Pool Q00628	4.5% 01 May 2041	—	12,875
Fed HM LN PC Pool Q01947	4.5% 01 Jul 2042	—	50,696
Fed HM LN PC Pool Q03572	4.0% 01 Sep 2041	—	113,214
Fed HM LN PC Pool Q03681	4.0% 01 Oct 2041	—	98,535
Fed HM LN PC Pool Q03780	4.0% 01 Oct 2017	—	1,349
Fed HM LN Pool 1N1417	1.0% 01 Feb 2037	—	3,275
Fed HM LN Pool 1Q0669	1.0% 01 Nov 2037	—	2,716
Fed HM LN Pool 1Q1159	1.0% 01 May 2038	—	25,835
Fed HM LN Pool A89385	4.5% 01 Oct 2039	—	125,640
Fed HM LN Pool G03205	5.5% 01 Jul 2035	—	5,316
Fed HM LN Pool G04731	5.5% 01 Apr 2038	—	57,565
Federal Farm Credit Bank	1.0% 29 Sep 2014	—	20,577
Federal Farm Credit Bank	1.0% 12 Oct 2012	—	28,722
Federal Farm Credit Bank	1.0% 26 Jun 2013	—	59,888
Federal Farm Credit Bank	1.0% 13 Nov 2012	—	64,623
Federal Farm Credit Bank	1.0% 20 Sep 2012	—	71,805
Federal Farm Credit Bank	1.0% 26 Apr 2013	—	127,176
Federal Home Loan Bank	3.625% 18 Oct 2013	—	190,560
Federal Natl Mtg Assn	1.0% 25 May 2030	—	27,770
Federal Natl Mtg Assn	3.0% Dec 2099	—	196,954
FHLMC TBA	4.0% 31 Dec 2099	—	(100,375)
FHLMC TBA	3.5% 01 Dec 2099	—	—
FHLMC TBA	4.5% 01 Dec 2099	—	25,337
FICO Strip	0.01% 06 Oct 2015	—	4,604
FICO Strip	0.01% 07 Mar 2019	—	6,885
FICO Strip	0.01% 07 Mar 2019	—	7,347
FICO Strip	0.01% 26 Sep 2019	—	8,628
FICO Strip	0.01% 08 Aug 2015	—	10,158
FICO Strip	0.01% 26 Sep 2014	—	17,015
FICO Strip	0.01% 11 May 2013	—	19,100
FICO Strip	0.01% 27 Dec 2012	—	44,000
FICO Strip	0.01% 03 Feb 2017	—	64,092
FICO Strip	0.01% 30 Nov 2017	—	65,552
Financing Corp	9.8% 06 Apr 2018	—	8,577
Financing Corp	0.01% 27 Dec 2018	—	12,476
FNMA Pool 254088	5.5% 01 Dec 2016	—	1,106
FNMA Pool 254140	5.5% 01 Jan 2017	—	3,186
FNMA Pool 254693	5.5% 01 Apr 2033	—	10,342
FNMA Pool 254722	5.5% 01 May 2018	—	9,154
FNMA Pool 255364	6.0% 01 Sep 2034	—	9,133

Baxter Healthcare of Puerto Rico

Savings and Investment Plan

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

Employer Identification Number: 66-0678126 and Plan Number 024

December 31, 2011

Identity of Issue	Description of Investment	Cost (1)	Current Value
FNMA Pool 255765	5.0% 01 Jul 2020	—	2,302
FNMA Pool 256101	5.5% 01 Feb 2036	—	29,540
FNMA Pool 256925	6.0% 01 Oct 2037	—	28,860
FNMA Pool 323348	8.5% 01 Jun 2012	—	—
FNMA Pool 545904	5.5% 01 Sep 2017	—	5,706
FNMA Pool 555541	1.0% 01 Apr 2033	—	1,535
FNMA Pool 722999	5.0% 01 Jul 2018	—	19,615
FNMA Pool 725027	5.0% 01 Nov 2033	—	5,522
FNMA Pool 725222	5.5% 01 Feb 2034	—	12,826
FNMA Pool 725423	5.5% 01 May 2034	—	9,415
FNMA Pool 725424	5.5% 01 Apr 2034	—	4,615
FNMA Pool 725690	6.0% 01 Aug 2034	—	3,566
FNMA Pool 725946	5.5% 01 Nov 2034	—	12,217
FNMA Pool 735141	5.5% 01 Jan 2035	—	18,008
FNMA Pool 735224	5.5% 01 Feb 2035	—	23,478
FNMA Pool 735592	5.0% 01 May 2034	—	24,346
FNMA Pool 735667	5.0% 01 Jul 2035	—	84,446
FNMA Pool 743132	5.0% 01 Oct 2018	—	19,500
FNMA Pool 745275	5.0% 01 Feb 2036	—	42,508
FNMA Pool 745275	5.0% 01 Feb 2036	—	81,133
FNMA Pool 745327	6.0% 01 Mar 2036	—	6,447
FNMA Pool 756363	1.0% 01 Dec 2033	—	4,123
FNMA Pool 770946	5.0% 01 Apr 2034	—	16,172
FNMA Pool 77691	5.0% 01 Apr 2034	—	18,121
FNMA Pool 831540	6.0% 01 Jun 2036	—	22,183
FNMA Pool 837220	4.5% 01 Aug 2020	—	42,776
FNMA Pool 841068	4.5% 01 Feb 2039	—	9,859
FNMA Pool 844444	5.0% 01 Dec 2035	—	31,374
FNMA Pool 848647	5.5% 01 Jan 2036	—	18,246
FNMA Pool 871117	5.5% 01 Dec 2036	—	24,400
FNMA Pool 871288	6.0% 01 May 2036	—	11,068
FNMA Pool 880611	5.5% 01 Apr 2036	—	22,714
FNMA Pool 880626	5.5% 01 Apr 2036	—	40,457
FNMA Pool 881655	1.0% 01 Mar 2036	—	2,662
FNMA Pool 888340	5.0% 01 Aug 2036	—	21,348
FNMA Pool 888521	1.0% 01 Mar 2034	—	7,009
FNMA Pool 888789	5.0% 01 Jul 2036	—	6,439
FNMA Pool 889004	1.0% 01 Aug 2037	—	13,128
FNMA Pool 889040	5.0% 01 Jun 2037	—	13,945
FNMA Pool 889190	6.0% 01 Mar 2038	—	2,074
FNMA Pool 889361	6.0% 01 Mar 2038	—	16,003
FNMA Pool 889369	6.0% 01 Feb 2038	—	20,655
FNMA Pool 889544	5.5% 01 May 2038	—	16,134
FNMA Pool 889579	6.0% 01 May 2038	—	22,102
FNMA Pool 889750	6.0% 01 May 2038	—	6,656
FNMA Pool 902397	1.0% 01 Nov 2036	—	2,517
FNMA Pool 930612	4.0% 01 May 2024	—	6,824
FNMA Pool 931252	3.5% 01 Dec 2040	—	534
FNMA Pool 931745	5.0% 01 Aug 2024	—	94,732

Baxter Healthcare of Puerto Rico

Savings and Investment Plan

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

Employer Identification Number: 66-0678126 and Plan Number 024

December 31, 2011

Identity of Issue	Description of Investment	Cost (1)	Current Value
FNMA Pool 932847	4.0% 01 Apr 2024	—	24,525
FNMA Pool 986148	5.5% 01 Jan 2038	—	61,864
FNMA Pool 995018	5.5% 01 Jun 2038	—	47,868
FNMA Pool 995051	6.0% 01 Mar 2037	—	41,989
FNMA Pool AA2549	4.0% 01 Apr 2039	—	20,008
FNMA Pool AA4302	4.5% 01 Apr 2039	—	12,467
FNMA Pool AA5780	4.5% 01 Jul 2040	—	22,870
FNMA Pool AA6450	4.5% 01 Sep 2040	—	56,317
FNMA Pool AB1250	3.5% 01 Oct 2025	—	16,910
FNMA Pool AB1600	4.0% 01 Oct 2025	—	23,190
FNMA Pool AB1609	3.5% 01 Dec 2040	—	140,857
FNMA Pool AB1949	4.0% 01 Mar 2039	—	11,931
FNMA Pool AD1593	3.5% 01 Nov 2041	—	900
FNMA Pool AD1910	4.0% 01 Sep 2040	—	24,568
FNMA Pool AD5026	4.0% 01 Sep 2025	—	6,569
FNMA Pool AD8265	4.5% 01 Sep 2040	—	2,308
FNMA Pool AD8529	4.5% 01 Aug 2040	—	24,975
FNMA Pool AD9843	3.5% 01 Dec 2025	—	2,149
FNMA Pool AE0061	6.0% 01 Feb 2040	—	10,481
FNMA Pool AE0349	6.0% 01 Apr 2040	—	36,188
FNMA Pool AE0368	4.5% 01 Dec 2040	—	22,194
FNMA Pool AE0480	6.0% 01 Jul 2039	—	4,639
FNMA Pool AE0824	3.5% 01 Feb 2041	—	4,996
FNMA Pool AE0828	3.5% 01 Mar 2041	—	23,808
FNMA Pool AE0898	1.0% 01 Oct 2039	—	21,463
FNMA Pool AE0981	3.5% 01 Oct 2025	—	23,526
FNMA Pool AE1016	4.0% 01 Aug 2025	—	23,103
FNMA Pool AE1332	4.0% 01 Oct 2040	—	6,106
FNMA Pool AE1807	3.5% 01 Sep 2040	—	25,701
FNMA Pool AE2570	3.5% 01 Jan 2026	—	2,284
FNMA Pool AE3771	3.5% 01 Sep 2040	—	697
FNMA Pool AE4287	4.0% 01 Sep 2040	—	736
FNMA Pool AE4705	3.5% 01 Oct 2025	—	7,885
FNMA Pool AE4877	3.5% 01 Nov 2040	—	9,980
FNMA Pool AE8392	3.5% 01 Nov 2040	—	48,239
FNMA Pool AE8394	4.5% 01 Nov 2040	—	7,791
FNMA Pool AE8442	3.5% 01 Dec 2025	—	10,367
FNMA Pool AE9449	10.7% 06 Oct 2017	—	21,988
FNMA Pool AH1105	3.5% 01 Dec 2025	—	14,125
FNMA Pool AH1318	3.5% 01 Jan 2026	—	2,101
FNMA Pool AH1882	3.5% 01 Jan 2027	—	532
FNMA Pool AH2680	3.5% 01 Jan 2041	—	2,264
FNMA Pool AH2815	3.5% 01 Mar 2026	—	57,522
FNMA Pool AH2857	3.5% 01 Jan 2026	—	7,064
FNMA Pool AH5463	4.5% 01 Jul 2041	—	1,934
FNMA Pool AH6737	4.0% 01 Feb 2026	—	24,490
FNMA Pool AH8702	3.5% 01 May 2026	—	7,756
FNMA Pool AH9523	4.5% 01 Aug 2041	—	20,849
FNMA Pool AH9706	3.5% 01 Jan 2026	—	23,071

Baxter Healthcare of Puerto Rico

Savings and Investment Plan

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

Employer Identification Number: 66-0678126 and Plan Number 024

December 31, 2011

Identity of Issue	Description of Investment	Cost (1)	Current Value
FNMA Pool AI0344	3.5% 01 Oct 2041	—	2,623
FNMA Pool AI0477	3.5% 01 Sep 2041	—	4,628
FNMA Pool AI0828	3.5% 01 Oct 2041	—	21,471
FNMA Pool AI2897	4.5% 01 May 2041	—	3,605
FNMA Pool AI3654	4.5% 01 May 2042	—	20,187
FNMA Pool AL0270	1.0% 01 Aug 2038	—	20,112
FNMA Pool AL030	4.5% 01 Jun 2026	—	75,694
FNMA Pool AL0920	5.0% 01 Jul 2037	—	54,051
FNMA Pool AL0921	4.5% 01 Jun 2038	—	85,029
FNMA Pool MA0006	4.0% 01 Feb 2026	—	6,150
FNMA Pool MA0614	4.0% 01 Jan 2041	—	32,901
FNMA Pool MA0649	4.5% 01 Jun 2041	—	5,894
FNMA Pool MA0694	4.5% 01 Jun 2041	—	6,623
FNMA Pool MA0755	3.5% 01 Oct 2041	—	9,469
FNMA Pool MA0914	4.5% 01 Feb 2040	—	19,449
FNMA Pool MA0932	3.5% 01 Dec 2041	—	70,221
FNMA TBA	3.5% 01 Dec 2099	—	(98,372)
FNMA TBA	4.0% 01 Dec 2099	—	(75,360)
FNMA TBA	3.5% 01 Dec 2099	—	(50,008)
FNMA TBA	4.0% 01 Dec 2099	—	50,240
FNMA TBA	4.5% 01 Dec 2099	—	76,335
FNMA TBA	4.0% 01 Dec 2099	—	43,960
FNMA TBA Single Fam	6.0% 01 Dec 2099	—	—
FNMA TBA Single Fam	4.5% 01 Dec 2099	—	29,109
FNMA TBA Single Fam	4.0% 01 Dec 2099	—	173,453
Freddie Mac	1.0% 15 Dec 2029	—	847
Freddie Mac	5.5% 18 Jul 2016	—	10,836
Freddie Mac	4.875% 13 Jun 2018	—	105,457
Freddie Mac	3.75% 27 Mar 2019	—	114,786
GNMA II TBA	4.0% 01 Dec 2099	—	45,013
Illinois St	4.421% 01 Jan 2015	—	6,467
Illinois St	4.421% 01 Jan 2015	—	12,437
Illinois St	4.95% 01 Jun 2023	—	40,142
Illinois St	3.321% 01 Jan 2015	—	53,787
Irvine Ranch CA	2.605% 15 Mar 2014	—	34,792
Japan Treasury Disc Bill	0.01% 20 Feb 2012	—	80,797
Kentucky ST Property	5.373% 01 Nov 2025	—	8,083
New York City Transitional	5.075% 01 Nov 2025	—	2,714
New York City Transitional	4.725% 01 Nov 2023	—	2,797
New York City Transitional	4.905% 01 Nov 2024	—	2,834
North Carolina State Education	1.0% 25 Jul 2025	—	33,101
Overseas Private Inv Corp	0.01% 12 Jul 2016	—	83,515
Province of Ontario	4.1% 16 Jun 2014	—	21,456
Province of Ontario	4.5% 03 Feb 2015	—	31,510
Province of Quebec	4.6% 26 May 2015	—	31,667
Republic of Poland	6.375% 15 Jul 2019	—	1,059
Republic of Poland	3.875% 16 Jul 2015	—	10,485
Resolution Funding Strip	0.01% 15 Jan 2014	—	8,959
Resolution Funding Strip	0.01% 15 Apr 2015	—	20,191

Baxter Healthcare of Puerto Rico

Savings and Investment Plan

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

Employer Identification Number: 66-0678126 and Plan Number 024

December 31, 2011

Identity of Issue	Description of Investment	Cost (1)	Current Value
Resolution Funding Strip	0.01% 15 Jan 2017	—	22,550
RFSCP Strip Principal	0.01% 15 Jul 2020	—	85,609
Russian Foreign Bond	1.0% 31 Mar 2030	—	5,074
Small Business Administration	7.06% 01 Nov 2019	—	1,980
Small Business Administration	7.19% 01 Dec 2019	—	3,845
Small Business Administration	5.68% 01 Jun 2028	—	21,208
South Carolina St Public Svc	1.0% 02 Jun 2014	—	35,912
State of Qatar	4.5% 20 Jan 2022	—	6,897
Tobacco Settlement	5.875% 15 May 2039	—	7,190
Treasury Bill	0.01% 12 Jan 2012	—	89,674
Treasury INFL IX N/B	1.25% 15 Jul 2020	—	—
Treasury INFL IX N/B	0.625% 15 Jul 2021	—	17,991
Treasury INFL IX N/B	1.125% 15 Jan 2021	—	88,337
United States Treasury Bills	0.042% Jun 21 2012	—	43,037
US Treasury N/B	1.375% 30 Nov 2015	—	370
US Treasury N/B	2.5% 30 Apr 2015	—	2,935
US Treasury N/B	6.125% 15 Nov 2027	—	3,554
US Treasury N/B	7.875% 15 Feb 2021	—	3,649
US Treasury N/B	6.25% 15 Aug 2023	—	6,845
US Treasury N/B	1.875% 30 Sep 2017	—	7,501
US Treasury N/B	2.125% 15 Aug 2021	—	13,612
US Treasury N/B	1.375% 31 Dec 2018	—	14,375
US Treasury N/B	3.75% 15 Aug 2041	—	16,874
US Treasury N/B	2.75% 15 Feb 2019	—	20,952
US Treasury N/B	3.125% 15 Nov 2041	—	23,424
US Treasury N/B	2.25% 31 Jul 2018	—	30,521
US Treasury N/B	2.375% 31 Mar 2016	—	30,729
US Treasury N/B	2.625% 15 Nov 2020	—	30,893
US Treasury N/B	1.375% 15 Feb 2013	—	31,138
US Treasury N/B	2.375% 31 Jul 2017	—	36,495
US Treasury N/B	1.875% 31 Aug 2017	—	40,045
US Treasury N/B	3.375% 15 Nov 2019	—	46,340
US Treasury N/B	1.0% 30 Sep 2016	—	48,319
US Treasury N/B	2.0% 15 Nov 2021	—	50,669
US Treasury N/B	1.0% 30 Apr 2012	—	63,328
US Treasury N/B	2.625% 15 Aug 202	—	67,056
US Treasury N/B	3.625% 15 Feb 2021	—	88,843
US Treasury N/B	1.875% 30 Jun 2015	—	89,702
US Treasury N/B	1.75% 15 Apr 2013	—	94,502
US Treasury N/B	0.875% 30 Nov 2016	—	115,612
US Treasury N/B	2.0% 15 Nov 2021	—	118,510
US Treasury N/B	2.625% 29 Feb 2016	—	121,230
US Treasury N/B	2.125% 31 Dec 2015	—	124,404
US Treasury N/B	1.125% 15 Aug 2021	—	134,892
US Treasury N/B	1.75% 15 Apr 2013	—	168,640
US Treasury N/B	1.375% 15 Sep 2012	—	172,602
US Treasury N/B	1.5% 30 Jun 2016	—	249,768
US Treasury N/B	3.625% 15 Feb 2020	—	313,528
US Treasury N/B	2.625% 15 Aug 2020	—	348,431

Baxter Healthcare of Puerto Rico

Savings and Investment Plan

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

Employer Identification Number: 66-0678126 and Plan Number 024

December 31, 2011

Identity of Issue	Description of Investment	Cost (1)	Current Value
US Treasury N/B	2.625% 29 Feb 2016	—	361,879
US Treasury N/B	3.625% 15 May 2013	—	409,998
US Treasury N/B	2.125% 31 May 2015	—	1,016,872
US Treasury NTS	1.875% 15 Jul 2013	—	138,578
US Treasury NTS	2.625% 15 Nov 2020	—	270,653
WI Treasury Sec	1.0% 31 Aug 2016	—	550,577

			11,351,510

Corporate and Other Obligations

ACE Ina Hldg Inc	5.6% 15 May 2015	—	4,935
Agilent Technologies	6.5% 01 Nov 2017	—	13,985
Agilent Technologies	5.0% 15 Jul 2020	—	1,928
Alcoa Inc	6.15% 15 Aug 2020	—	8,944
Allied World Assurance	7.5% 01 Aug 2016	—	4,453
Allstate Corp	5.0% 15 Aug 2014	—	11,613
Ally Auto Receivables Trust	0.8% 16 Jun 2014	—	15,773
Altria Group Inc	4.75% 05 May 2021	—	23,565
Altria Group Inc	9.25% 06 Aug 2019	—	10,596
Ameren Corporation	8.875% 15 May 2014	—	5,627
America Movil SAB	3.625% 30 Mar 2015	—	17,916
American Express	1.0% 17 Apr 2017	—	23,316
American Express Bank	5.55% 17 Oct 2012	—	9,884
American Express Bank	5.5% 16 Apr 2013	—	6,249
American Express Centurion Bank	5.55% 17 Oct 2012	—	14,174
American Express Co	5.5% 12 Sep 2016	—	9,357
American Express Co	6.15% 28 Aug 2017	—	14,905
American Express Cr Corp	7.3% 20 Aug 2013	—	11,808
American Intl Group	3.65% 15 Jan 2014	—	12,541
American Intl Group	4.875% 15 Sep 2016	—	9,052
American Tower Corp	5.05% 01 Sep 2020	—	9,223
Americredit Auto Receivables	1.39% 08 Sep 2015	—	10,037
Americredit Auto Receivables	1.55% 08 Jul 2016	—	21,863
Americredit Automobile	1.39% 08 Sep 2015	—	10,754
Americredit Automobile Receivables	0.92% 09 Mar 2015	—	8,358
Americredit Automobile Receivables	1.19% 08 Aug 2015	—	5,625
Ameriprise Financial Inc	5.3% 15 Mar 2020	—	6,176
Amgen Inc	2.5% 15 Nov 2016	—	33,517
Amgen Inc	3.875% 15 Nov 2021	—	16,771
Anadarko Petroleum Corp	5.95% 15 Sep 2016	—	2,087
Anglogold Holdings Plc	5.375% 15 Apr 2020	—	7,365
Anheuser Busch Cos	5.05% 15 Oct 2016	—	38,130
Aon Corp	3.5% 30 Sep 2015	—	11,901
ArcelorMittal	5.5% 01 Mar 2021	—	12,951
ArcelorMittal	6.125% 01 Jun 2018	—	4,274
ArcelorMittal	6.5% 15 Apr 2014	—	5,056
Asciano Finance	3.125% 23 Sep 2015	—	11,216
AT&T Inc	5.8% 15 Feb 2019	—	41,481

Baxter Healthcare of Puerto Rico

Savings and Investment Plan

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

Employer Identification Number: 66-0678126 and Plan Number 024

December 31, 2011

Identity of Issue		Description of Investment	Cost (1)	Current Value
	AT&T Inc	5.8% 15 Feb 2019	—	11,569
	AT&T Inc	5.625% 15 Jun 2016	—	11,247
	Autozone Inc	5.75% 15 Jan 2015	—	13,500
	Banc of America Commerical Mtg	5.414% 10 Sep 2047	—	43,540
	Banc of America Funding Corp	1.0% 25 May 2035	—	4,983
*	Bank Amer NA	6.1% 15 Jun 2017	—	7,200
*	Bank of America	5.75% 01 Dec 2017	—	24,845
*	Bank of America	1.0% 30 Jan 2014	—	41,020
*	Bank of America Corp	5.65% 01 May 2018	—	21,302
*	Bank of America Corp	3.75% 12 Jul 2016	—	6,753
*	Bank of America Corp	5.65% 01 May 2018	—	3,076
*	Bank of America Corp	7.625% 01 Jun 2019	—	4,204
*	Bank of America Corp	5.625% 01 Jul 2020	—	18,665
*	Bank of America Corp	7.375% 15 May 2014	—	11,901
*	Bank of America Corp	3.75% 12 Jul 2016	—	9,853
*	Bank of America Corp	5.42% 15 Mar 2017	—	6,472
*	Bank of America Corp	5.49% 15 Mar 2019	—	18,550
	Barclays Bank Plc	2.375% 13 Jan 2014	—	39,789
*	Baxter International Inc	1.85% 15 Jan 2017	—	5,302
	BayView Fincl Secs Co	5.208% 28 Apr 2039	—	6,847
	Beam Inc	5.375% 15 Jan 2016	—	840
	Bear Stearns Coml Mth Secs	5.533% 21 Oct 2041	—	5,016
	Bear Stearns Coml Mth Secs	1.0% 13 Aug 2038	—	2,654
	Bear Stearns Coml Mth Secs	1.0% 11 Sep 2038	—	5,138
	Bear Stearns Commercial Mortgage	1.0% 11 Sep 2038	—	6,802
	Bear Stearns Commercial Mtg	5.54% 11 Sep 2041	—	18,236
	Bear Stearns Commercial Mtg	1.0% 11 Jun 2040	—	26,573
	Bear Stearns Cos	5.3% 30 Oct 2015	—	20,573
	Bear Stearns Cos	6.4% 02 Oct 2017	—	26,716
	Bear Stearns Cos	7.25% 01 Feb 2018	—	21,166
	Bear Stearns Cos	5.55% 22 Jan 2017	—	8,469
	Bears Sterns Adjustable Rate	1.0% 25 Aug 2033	—	2,893
	Berkshire Hathaway Fin Corp	5.4% 15 May 2018	—	16,175
	BHP Billiton Finance	7.25% 01 Mar 2016	—	6,933
	BMW Vehicle Lease Trust	0.64% 22 Apr 2013	—	18,287
	Boeing Capital Corp	2.125% 15 Aug 2016	—	23,573
	Boeing Co	5.125% 15 Feb 2013	—	11,407
	Boston PPTYS Ltd	6.25% 15 Jan 2013	—	1,814
	Boston PPTYS Ltd	5.0% 01 Jun 2015	—	4,403
	Boston PPTYS Ltd	5.625% 15 Apr 2015	—	3,429
	BP Capital Markets	3.125% 01 Oct 2015	—	22,041
	BP Capital Markets	3.125% 01 Oct 2015	—	25,047
	BP Capital Markets	4.5% 01 Oct 2020	—	18,436
	BPCE SA	1.0% 07 Feb 2014	—	25,032
	Bunge Limited	5.875% 15 May 2013	—	2,862
	Bunge Limited	8.5% 15 Jun 2019	—	7,306
	Burlington North Santa Fe	7.0% 01 Feb 2014	—	7,904
	Cameron Intl Corp	1.0% 02 Jun 2014	—	23,168
	Canadian Natl Railway	1.45% 15 Dec 2016	—	22,602

Baxter Healthcare of Puerto Rico

Savings and Investment Plan

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

Employer Identification Number: 66-0678126 and Plan Number 024

December 31, 2011

Identity of Issue	Description of Investment	Cost (1)	Current Value
Canadian Pacific RR	6.5% 15 May 2018	—	1,655
Capital One Bank	8.8% 15 Jul 2019	—	13,952
Capital One Financial	5.25% 21 Feb 2017	—	9,571
Capital One Financial	7.375% 23 May 2014	—	15,370
Capital One Financial	2.125% 15 Jul 2014	—	22,898
Capital One Multi Asset	1.0% 15 Mar 2017	—	13,711
Carmax Auto Owner Trust	2.82% 15 Dec 2014	—	5,283
Carmax Auto Owner Trust	1.410% 16 Feb 2016	—	22,631
Carmax Auto Trust	1.29% 15 Sep 2015	—	20,791
Carolina Power & Light	6.5% 15 Jul 2012	—	15,762
CBS Corp	8.875% 15 May 2019	—	5,221
Cellco Part/Veri Wireless	5.55% 01 Feb 2014	—	9,613
Centerpoint Energy	4.5% 15 Jan 2020	—	2,533
Chase Issuance Trust	1.0% 16 Jun 2014	—	30,873
Cincinnati Finl Corp	6.125% 01 Nov 2034	—	2,975
Cincinnati Finl Corp	6.920% 15 May 2028	—	17,170
Citibank Omni Master Trust	1.0% 15 Aug 2018	—	20,820
Citifinancial Mortgage Security	1.0% 25 Jan 2033	—	1,667
Citigroup Inc	6.125% 21 Nov 2017	—	66,354
Citigroup Inc	5.5% 11 Apr 2013	—	4,883
Citigroup Inc	6.01% 15 Jan 2015	—	21,360
Citigroup Inc	5.3% 07 Jan 2016	—	6,943
Citigroup Inc	6.5% 19 Aug 2020	—	6,970
Citigroup Inc	5.375% 09 Aug 2020	—	4,844
Citigroup Inc	5.85% 02 Jul 2013	—	19,543
Citigroup Inc	5.5% 11 Apr 2013	—	12,451
Citigroup Inc	5.375% 09 Aug 2020	—	10,573
Citigroup Inc	4.5% 14 Jan 2022	—	9,662
Citigroup Mortgage Loan Trust	1.0% 25 May 2037	—	289
Citigroup/Deutsche Bank Comm	5.322% 11 Dec 2049	—	35,509
Citigroup/Deutsche Bank Comm	5.431% 15 Oct 2049	—	6,109
Cleveland Elec Illum Co	5.7% 01 Apr 2017	—	10,522
Clorox Company	5.95% 15 Oct 2017	—	13,132
CNH 2010 A	2.49% 15 Jan 2016	—	31,064
CNH 2010 B	1.74% 17 Jan 2017	—	25,251
Coca Cola Co	3.3% 01 Sep 2021	—	35,254
Comcast Corp	4.95% 15 Jun 2016	—	17,082
Comcast Corp	5.85% 15 Nov 2015	—	25,574
Comcast Corp	5.15% 01 Mar 2020	—	13,597
Comcast Corp	4.95% 15 Jun 2016	—	4,370
Comcast Corp	6.5% 15 Jan 2017	—	4,922
Comcast Corp	6.3% 15 Nov 2017	—	13,294
Comcast Corp	5.15% 01 Mar 2020	—	11,150
Consolidated Edison Co	5.3% 01 Dec 2016	—	22,323
Constellation Energy	5.15% 01 Dec 2020	—	10,106
Consumers Energy Co	5.375% 15 Apr 2013	—	7,800
Countrywide Alternative Loan	1.0% 25 Dec 2035	—	1,504
Countrywide Asset Backed	1.0% 25 Feb 2035	—	5,939
Countrywide Finl Corp	6.25% 15 May 2016	—	1,645

Baxter Healthcare of Puerto Rico

Savings and Investment Plan

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

Employer Identification Number: 66-0678126 and Plan Number 024

December 31, 2011

Identity of Issue	Description of Investment	Cost (1)	Current Value
Coventry Health Care Inc	6.125% 15 Jan 2015	—	785
Coventry Health Care Inc	5.95% 15 Mar 2017	—	2,282
Coventry Health Care Inc	6.3% 15 Aug 2014	—	6,765
Cox Communications	5.45% 15 Dec 2014	—	25,881
Credit Based Asset Servicing	1.0% 25 Jan 2033	—	4,194
Credit Suisse Mortgage	1.0% 15 Jun 2038	—	15,427
Credit Suisse Mortgage	5.467 15 Sep 2039	—	19,328
Credit Suisse Mortgage Capital	5.467% 15 Sep 2039	—	34,587
CS First Boston Mortgage	1.0% 15 Jan 2037	—	8,016
CS First Boston Mortgage	1.0% 15 Feb 2038	—	7,724
CVS Caremark	6.6% 15 Mar 2019	—	14,720
CVS Pass Thru Trust	6.036% 10 Dec 2028	—	11,067
Delta Airlines	7.75% 17 Dec 2019	—	17,139
Deutsche Bank AG	5.375% 12 Oct 2012	—	9,514
Diageo Capital Plc	4.828% 15 Jul 2020	—	29,340
Diageo Capital Plc	7.375% 15 Jan 2014	—	8,367
Directv Holdings	4.75% 01 Oct 2014	—	3,745
Directv Holdings	4.6% 15 Feb 2021	—	6,216
Discover Card Master Trust	1.0% 15 Dec 2014	—	3,849
Discover Card Master Trust	1.0% 17 Feb 2015	—	4,217
Discover Card Master Trust	1.0% 15 Sep 2015	—	3,707
Discover Financial Svc	10.25% 15 Jul 2019	—	11,630
Discover Card	1.0% 16 Oct 2014	—	14,226
Dominion Res Inc	5.7% 17 Sep 2012	—	10,875
Dominion Resources	1.95% 15 Aug 2016	—	22,589
Dow Chemical Co	8.55% 15 May 2019	—	7,477
Dow Chemical Co	2.5% 15 Feb 2016	—	10,928
Dow Chemical Co	4.125% 15 Nov 2021	—	22,443
Duke Cap LLC	5.668% 15 Aug 2014	—	17,667
Duke Energy	5.65% 15 Jun 2013	—	20,758
Duke Energy	5.1% 15 Apr 2018	—	13,924
Duke Realty LP	8.25% 15 Aug 2019	—	7,868
Duke Realty LP	6.75% 15 Mar 2020	—	787
Ecolab Inc	4.35% 08 Dec 2021	—	4,597
Ecolab Inc	4.35% 08 Dec 2021	—	4,341
Embarq Corp	7.995% 01 Jun 2036	—	15,734
Energy Transfer Partners	6.0% 01 Jul 2013	—	16,992
Energy Transfer Partners	6.7% 01 Jul 2018	—	13,053
Enterprise Prods	5.6% 15 Oct 2014	—	12,576
Ensco Plc	3.25% 15 Mar 2106	—	21,467
EQT Corp	8.125% 01 Jun 2019	—	5,890
EQT Corp	8.125% 01 Jun 2019	—	14,866
ERAC USA Finance	2.25% 10 Jan 2014	—	40,484
ERAC USA Finance	2.25% 10 Jan 2014	—	22,742
ERP Operating LP	5.75% 15 Jun 2017	—	4,905
ERP Operating LP	5.5% 01 Oct 2012	—	11,034
ERP Operating LP	5.25% 15 Sep 2014	—	10,561
ESA 2010 ESHA	2.95% 05 Nov 2027	—	6,104
Exelon Generation Co	4.0% 01 Oct 2020	—	10,816

Baxter Healthcare of Puerto Rico

Savings and Investment Plan

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

Employer Identification Number: 66-0678126 and Plan Number 024

December 31, 2011

Identity of Issue	Description of Investment	Cost (1)	Current Value
Expedia Inc	5.95% 15 Aug 2020	—	2,773
Express Scripts Inc	6.25% 15 Jun 2014	—	2,476
Express Scripts Inc	3.125% 15 May 2016	—	22,122
Federal Realty Invs Trust	5.4% 01 Dec 2013	—	16,258
Federal Realty Invs Trust	5.65% 01 Jun 2016	—	7,231
Federal Realty Invs Trust	6.0% 15 Jul 2012	—	3,041
FHLMC Multifamily Structured	3.154% 25 Feb 2018	—	35,004
FHLMC Multifamily Structured	3.23% 25 Jul 2021	—	93,301
FHLMC Multifamily Structured	2.412% 25 Aug 2018	—	29,131
FHLMC Multifamily Structured	2.746% 25 Dec 2019	—	23,926
Ford Credit Auto	4.2% 15 Feb 2017	—	33,411
Ford Credit Auto Lease Trust	0.74% 15 Sep 2013	—	17,082
Ford Credit Auto Lease Trust	0.68% 15 Jan 2014	—	16,024
Ford Credit Auto Lease Trust	0.82% 15 Jan 2014	—	7,142
Gazprom	6.212% 22 Nov 2016	—	7,574
GE Equipment Mid Ticket LLC	1.0% 24 Aug 2015	—	4,856
General Elec Cap Corp	1.0% 07 Jan 2014	—	23,561
General Elec Cap Corp	5.5% 08 Jan 2020	—	27,758
General Elec Cap Corp	5.5% 08 Jan 2020	—	60,121
General Elec Cap Corp	4.375% 16 Sep 2020	—	10,874
General Elec Cap Corp	1.0% 07 Apr 2014	—	16,010
General Elec Cap Corp	4.65% 17 Oct 2021	—	22,337
General Elec Cap Corp	4.8% 01 May 2013	—	30,917
General Mills Inc	5.25% 15 Aug 2013	—	4,344
Genworth Financial Inc	6.515% 22 May 2018	—	6,189
Gilead Sciences Inc	4.4% 01 Dec 2021	—	9,873
Goldman Sachs Group	6.75% 01 Oct 2037	—	4,450
Goldman Sachs Group	6.25% 01 Sep 2017	—	22,500
Goldman Sachs Group	7.5% 15 Feb 2019	—	10,564
Goldman Sachs Group	6.0% 15 Jun 2020	—	7,594
Goldman Sachs Group	5.25% 27 Jul 2021	—	3,663
Goldman Sachs Group	5.25% 27 Jul 2021	—	17,263
Greenwich Capital Commercial	5.444% 10 Mar 2039	—	29,248
GS Mortgage Securities Corp	4.751% 10 Jul 2039	—	19,146
GS Mortgage Securities Corp	1.0% 06 Mar 2020	—	3,706
GS Mortgage Securities Corp	1.0% 10 Aug 2038	—	9,346
Guardian Life Insurance	7.375% 30 Sep 2039	—	5,936
H.J. Heinz Co	6.0% 15 Mar 2012	—	7,965
Hanover Ins Group	7.625% 15 Oct 2025	—	3,675
Hartford Finl Svcs	4.0% 30 Mar 2015	—	1,922
Hartford Finl Svcs	5.5% 30 Mar 2020	—	5,801
HCP Inc	5.375% 01 Feb 2021	—	8,348
Healthcare Realty Trust	5.125% 01 Apr 2014	—	4,342
Healthcare Realty Trust	5.125% 01 Apr 2014	—	7,972
Hess Corp	7.0% 15 Feb 2014	—	5,176
Hess Corp	8.125% 15 Feb 2019	—	10,590
Hewlett Packard Co	1.0% 24 May 2013	—	42,620
Hewlett Packard Co	1.0% 30 May 2014	—	21,271
Hewlett Packard Co	3.3% 09 Dec 2016	—	11,476

Baxter Healthcare of Puerto Rico

Savings and Investment Plan

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

Employer Identification Number: 66-0678126 and Plan Number 024

December 31, 2011

Identity of Issue	Description of Investment	Cost (1)	Current Value
Hewlett Packard Co	4.65% 09 Dec 2021	—	5,525
HOLCIM US Finance	6.0% 30 Dec 2019	—	9,980
Humana Inc	7.2% 15 Jun 2018	—	12,134
Huntington Auto Trust	1.01% 15 Jan 2016	—	7,271
Hyundai Auto Lease Securitization	0.69% 15 Nov 2013	—	8,045
Hyundai Auto Receivables	1.65% 15 Feb 2017	—	17,846
Hyundai Capital Services	4.375% 27 Jul 2016	—	12,194
Intel Corp	1.95% 01 Oct 2016	—	11,308
International Paper Co	4.75% 15 Feb 2022	—	10,040
INTL BK Recon & Develop	9.25% 15 Jul 2017	—	4,197
Intl Paper Co	5.3% 01 Apr 2015	—	7,759
Intl Paper Co	7.95% 15 Jun 2018	—	6,113
Invesco Inc	5.375% 15 Dec 2014	—	3,999
IRO USD 10Y Swaption	10 Jul 2012	—	—
John Deere Corp	3.15% 15 Oct 2021	—	22,909
John Deere Owner Trust	0.64% 16 Jun 2014	—	13,144
JPMorgan Chase Coml Mtg	4.302% 15 Jan 2038	—	1,624
JPMorgan Chase Coml Mtg	5.198% 15 Dec 2044	—	10,227
JPMorgan Chase Coml Mtg	1.0% 12 Dec 2044	—	3,812
JPMorgan Chase & Co	3.7% 20 Jan 2015	—	32,231
JPMorgan Chase & Co	3.45% 01 Mar 2016	—	12,147
JPMorgan Chase & Co	6.0% 15 Jan 2018	—	23,745
JPMorgan Chase & Co	4.75% 01 May 2013	—	8,875
JPMorgan Chase & Co	4.4% 22 Jul 2020	—	6,960
JPMorgan Chase & Co	4.35% 15 Aug 2021	—	3,743
JPMorgan Chase & Co	5.75% 02 Jan 2013	—	12,899
JPMorgan Chase & Co	5.125% 15 Sep 2014	—	16,261
JPMorgan Chase & Co	6.0% 15 Jan 2018	—	22,144
JPMorgan Chase & Co	4.35% 15 Aug 2021	—	4,830
JPMorgan Chase Bank	6.0% 01 Oct 2017	—	10,289
JPMorgan Chase Commercial Mortgage	5.42% 15 Jan 2049	—	35,158
JPMorgan Chase Commercial Mortgage	1.0% 12 Dec 2044	—	6,111
JPMorgan Chase Commercial Mortgage	1.0% 12 Jun 2043	—	17,976
JPMorgan Chase Commercial Mortgage	5.552% 12 May 2045	—	13,780
Kazmunaygas National	7.0% 05 May 2020	—	5,184
Kellogg Co	5.125% 03 Dec 2012	—	16,527
Kinder Morgan Energy	6.85% 15 Feb 2020	—	17,433
Kinder Morgan Energy	5.3% 15 Sep 2020	—	10,938
Kinder Morgan Energy	4.15% 01 Mar 20222	—	4,646
Korea National Oil Corp	4.0% 27 Oct 2016	—	5,157
Kraft Foods Inc	6.0% 11 Feb 2013	—	3,023
Kraft Foods Inc	6.5% 11 Aug 2017	—	7,112
Kraft Foods Inc	6.125% 01 Feb 2018	—	23,966
Kroger Co	6.4% 15 Aug 2017	—	3,271
L3 Communications Corp	3.95% 15 Nov 2016	—	16,533
LB UBS Commercial Mortgage	5.3% 15 Nov 2038	—	9,859
LB UBS Commercial Mortgage	4.647% 15 Jul 2030	—	7,635
LB UBS Commercial Mortgage	1.0% 15 Jun 2029	—	4,741
LB UBS Commercial Mortgage	1.0% 15 Jun 2038	—	18,907

Baxter Healthcare of Puerto Rico

Savings and Investment Plan

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

Employer Identification Number: 66-0678126 and Plan Number 024

December 31, 2011

Identity of Issue	Description of Investment	Cost (1)	Current Value
Liberty PPTY Ltd	5.5% 15 Dec 2016	—	1,810
Liberty PPTY Ltd	6.625% 01 Oct 2017	—	1,082
Lincoln National Corp	4.3% 15 Jun 2015	—	3,467
Lincoln National Corp	8.75% 01 Jul 2019	—	2,967
Lincoln National Corp	6.25% 15 Feb 2020	—	10,306
Lloyds TSB Bank	1.0% 24 Jan 2014	—	38,456
Lloyds TSB Bank	4.375% 12 Jan 2015	—	10,244
LSI Open Position	0.01% 31 Dec 2060	—	599
Mack Cali Rlty LP	5.125% 15 Jan 2015	—	5,017
Mack Cali Rlty LP	5.25% 15 Jan 2012	—	4,786
MacQuarie Group Ltd	4.875% 10 Aug 2017	—	10,825
Manufacturers & Traders Tr	1.0% 28 Dec 2020	—	5,944
Marathon Petroleum Corp	5.125% 01 Mar 2021	—	2,548
Marathon Petroleum Corp	3.5% 01 Mar 2016	—	1,460
Markel Corp	7.125% 30 Sep 2019	—	5,303
McKesson Corp	3.25% 01 Mar 2016	—	26,193
McKesson Corp	6.5% 15 Feb 2014	—	6,351
Merecedes Benz Auto Lease Trust	0.79% 15 Apr 2013	—	15,329
Merill Lynch Mortgage	1.0% 25 Aug 2036	—	2,838
Merill Lynch Mortgage	4.96 12 Jul 2038	—	22,386
Merill Lynch/Countrywide Mortgage	1.0% 12 Jun 2046	—	10,143
Merill Lynch/Countrywide Mortgage	1.0% 12 Jul 2042	—	23,135
Merill Lynch/Countrywide Mortgage	5.7% 12 Sep 2049	—	18,834
Merrill Lynch & Co	6.875% 25 Apr 2018	—	28,292
Merrill Lynch & Co	6.4% 28 Aug 2017	—	7,641
Merrill Lynch & Co	6.875% 25 Apr 2018	—	3,537
Merrill Lynch & Co	6.05% 16 May 2016	—	9,128
Merrill Lynch/Countrywide Comm	1.0% 12 Mar 2051	—	28,296
Merrill Lynch/Countrywide Comm	1.0% 12 Feb 2039	—	72,347
MetLife Inc	4.75% 08 Feb 2021	—	22,894
MetLife Inc	7.171% 15 Feb 2019	—	3,538
MetLife Inc	5.0% 15 Jun 2015	—	17,193
MetLife Inc	6.75% 01 Jun 2016	—	8,402
Mid State Trust	8.33% 01 Apr 2030	—	7,312
Morgan Stanley	6.25% 28 Aug 2017	—	2,340
Morgan Stanley	6.625% 01 Apr 2018	—	30,697
Morgan Stanley	1.0% 15 Oct 2015	—	28,144
Morgan Stanley	3.45% 02 Nov 2015	—	14,861
Morgan Stanley	1.0% 29 Apr 2013	—	15,775
Morgan Stanley	5.95% 28 Dec 2017	—	3,304
Morgan Stanley	6.625% 01 Apr 2018	—	24,557
Morgan Stanley	5.45% 09 Jan 2017	—	7,137
Morgan Stanley	5.5% 24 Jul 2020	—	10,871
Morgan Stanley	5.95% 28 Dec 2017	—	15,834
Morgan Stanley	5.5% 28 Jul 2021	—	7,960
Morgan Stanley	5.55% 27 Apr 2017	—	4,730
Morgan Stanley Capital I	1.0% 11 Jun 2042	—	14,437
Morgan Stanley Capital I	4.89% 12 Jun 2047	—	32,464
Morgan Stanley Capital I	4.989% 13 Aug 2042	—	27,329

Baxter Healthcare of Puerto Rico

Savings and Investment Plan

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

Employer Identification Number: 66-0678126 and Plan Number 024

December 31, 2011

Identity of Issue	Description of Investment	Cost (1)	Current Value
Morgan Stanley Capital I	1.0% 12 Aug 2041	—	7,025
Morgan Stanley Capital I	5.325% 15 Dec 2043	—	6,035
Nabors Industries Inc	9.25% 15 Jan 2019	—	8,994
National Grid Plc	6.3% 01 Aug 2016	—	13,720
NBC Universal	3.65% 30 Apr 2015	—	10,222
NBC Universal	4.375% 01 Apr 2021	—	12,618
NCUA Guaranteed Notes	1.0% 07 Oct 2020	—	28,091
NCUA Guaranteed Notes	1.0% 08 Dec 2020	—	81,387
NCUA Guaranteed Notes	2.9% 29 Oct 2020	—	17,926
Nevada PWR Co	6.5% 01 Aug 2018	—	7,209
New York Life Global	3.0% 04 May 2015	—	12,021
News America Inc	9.25% 01 Feb 2013	—	6,053
News America Inc	7.7% 30 Oct 2025	—	11,423
News America Inc	6.65% 15 Nov 2037	—	10,701
Niagara Mohawk power	3.553% 01 Oct 2014	—	9,420
NiSource Finance Corp	5.25% 15 Sep 2017	—	9,239
NiSource Finance Corp	6.8% 15 Jan 2019	—	10,363
Nissan Auto Receivables	5.05% 17 Nov 2014	—	3,754
Noble Energy	8.25% 01 Mar 2019	—	10,790
Noble Holding Intl	4.9% 01 Aug 2020	—	937
Nordea Bank AB	4.875% 14 Jan 2021	—	29,330
Nordea Bank AB	1.0% 14 Jan 2014	—	18,522
Norfolk Southern Corp	5.75% 01 Apr 2018	—	5,497
Occidental Petroleum	1.75% 15 Feb 2017	—	23,373
Orange & Rockland Utility	2.5% 15 Aug 2015	—	41,589
Orix Corp	4.71% 27 Apr 2015	—	7,980
Owens Corning Inc	6.5% 01 Dec 2016	—	5,455
Packaging Corp of America	5.75% 01 Aug 2013	—	882
Penarth Master	1.0% 18 Dec 2014	—	25,140
Petrobras Intl	5.75% 20 Jan 2020	—	9,212
Petronas Capital Ltd	5.25% 12 Aug 2019	—	10,592
Plains All Amer Pipeline	5.75% 15 Jan 2020	—	11,476
Principal Financial Group	7.875% 15 May 2014	—	6,532
Principal Financial Group	7.875% 15 May 2014	—	21,996
Prudential Financial	5.375% 21 Jun 2020	—	30,583
Questar Corp	2.75% 01 Feb 2016	—	13,439
Rabobank Nederland	4.5% 11 Jan 2021	—	24,842
Raytheon Co	3.125% 15 Oct 2020	—	23,015
Reed Elsevier Capital	8.625% 15 Jan 2019	—	11,670
Regency Centers LP	5.25% 01 Aug 2015	—	1,554
Regency Centers LP	5.875% 15 Jun 2017	—	3,776
Renaissance Home Equity	1.0% 25 Nov 2034	—	5,007
Republic Services Inc	5.0% 01 Mar 2020	—	9,558
Republic Services Inc	3.8% 15 May 2018	—	322
Residential Asset Securities	1.0% 25 May 2033	—	190
Rio Tinto Fin USA Ltd	6.5% 15 Jul 2018	—	16,285
Rowan Companies Inc	5.0% 01 Sep 2017	—	8,920
Royal Bank of Canada	1.45% 30 Oct 2014	—	22,475
Royal BK Scotland Plc	2.625% 11 May 2012	—	18,773

Baxter Healthcare of Puerto Rico

Savings and Investment Plan

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

Employer Identification Number: 66-0678126 and Plan Number 024

December 31, 2011

Identity of Issue	Description of Investment	Cost (1)	Current Value
Royal BK Scotland Plc	5.0% 01 Oct 2014	—	7,106
RSHB Cap SA	7.75% 29 May 2018	—	9,296
Ryder System Inc	7.2% 01 Sep 2015	—	4,211
Santander Drive Auto Receivable	1.37% 16 Mar 2013	—	6,357
Santander Holdings	4.625% 19 Apr 216	—	2,985
Saxon Assets	1.0% 25 Aug 2032	—	19
SCSLC 2010	1.0% 25 Jul 2025	—	51,869
Sempra Energy	6.5% 01 Jun 2016	—	8,229
Simon Property Group	4.2% 01 Feb 2015	—	16,356
SLH Open Position	0.01% 31 Dec 2060	—	61
SLM Corp	5.0% 01 Oct 2013	—	2,391
SLM Corp	8.45% 15 Jun 2018	—	9,852
SLM Corp	5.125% 27 Aug 2012	—	4,326
SLM Corp	5.375% 15 Jan 2013	—	3,612
Smart Trust	1.22% 14 Nov 2013	—	15,151
Snap On Inc	4.25% 15 Jan 2018	—	8,232
Societe Generale	2.5% 15 Jan 2014	—	5,314
Southern Cal Edison	5.75% 15 Mar 2014	—	11,458
Southern Cal Edison	5.75% 15 Mar 2014	—	17,912
Southern Co	1.95% 01 Sep 2016	—	22,690
Southwest Airlines Co	5.25% 01 Oct 2014	—	4,721
Southwest Airlines Co	5.75% 15 Dec 2016	—	3,979
Southwestern Elec Power	5.875% 01 Mar 2018	—	21,201
Spectra Energy Capital	8.0% 01 Oct 2019	—	10,532
SPI Electricity	6.15% 15 Nov 2013	—	6,345
Staples Inc	9.75% 15 Jan 2014	—	7,520
Stryker Corp	2.0% 30 Sep 2016	—	23,003
SWPC831N2	1.0% 20 Sep 2012	—	(179)
Taqa Abu Dhabi Natl Energy	4.125% 13 Mar 2017	—	6,353
Teck Resources Limited	4.5% 15 Jan 2021	—	16,482
Teco Finance Inc	4.0% 15 Mar 2016	—	12,323
Telecom Italia Capital	6.175% 18 Jun 2014	—	7,475
Thomson Reuters Corp	5.95% 15 Jul 2013	—	17,453
Time Warner Cable Inc	8.25% 14 Feb 2014	—	16,981
Time Warner Cable Inc	4.0% 01 Sep 2021	—	22,742
Time Warner Cable Inc	7.5% 01 Apr 2014	—	9,103
Time Warner Cable Inc	5.0% 01 Feb 2020	—	8,253
Time Warner Cable Inc	5.85% 01 May 2017	—	4,902
Time Warner Cable Inc	6.75% 01 Jul 2018	—	17,922
Time Warner Cable Inc	4.0% 01 Sep 2021	—	10,887
Time Warner Inc	4.7% 15 Jan 2021	—	12,745
Time Warner Inc	4.7% 15 Jan 2021	—	10,943
Total Capital SA	3.0% 24 Jun 2015	—	35,383
Toyota Motor Credit Corp	2.0% 15 Sep 2016	—	22,702
Trans Canada Pipelines	3.4% 01 Jun 2105	—	7,345
Travelers Cos	5.75% 15 Dec 2017	—	10,328
Tyco International	4.125% 15 Oct 2014	—	8,665
UBS AG	5.875% 20 Dec 2017	—	12,447
UBS AG	1.0% 28 Jan 2014	—	13,972

Baxter Healthcare of Puerto Rico

Savings and Investment Plan

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

Employer Identification Number: 66-0678126 and Plan Number 024

December 31, 2011

Identity of Issue	Description of Investment	Cost (1)	Current Value
UBS AG	2.25% 28 Jan 2014	—	9,308
UBS AG	5.875% 15 Jul 2016	—	12,742
UFJ Finance Aruba	6.75% 15 Jul 2013	—	3,961
Unicredito Luxem Fin	6.0% 31 Oct 2017	—	4,139
Union Bank	5.95% 11 May 2016	—	7,505
Union Bank	1.0% 06 Jun 2014	—	16,493
Union Electric Co	6.7% 01 Feb 2019	—	1,162
Union Pac Corp	5.45% 31 Jan 2013	—	11,413
UnitedHealth Group	6.0% 15 Feb 2018	—	8,530
Unum Group	5.625% 15 Sep 220	—	9,357
US Bancorp	2.2% 15 Nov 2016	—	22,936
US Cellular Corp	6.7% 15 Dec 2033	—	9,724
Valero Energy Corp	6.125% 01 Feb 2020	—	10,108
Verizon Communications	1.95% 28 Mar 2014	—	32,339
Verizon Communications	6.35% 1 Apr 2019	—	5,391
Verizon Communications	2.0% 01 Nov 2016	—	14,508
Viacom Inc	5.625% 15 Sep 2019	—	13,020
Virgin Media	5.25% 15 Jan 2021	—	5,194
Virginia Elec & Pwr Co	5.1% 30 Nov 2012	—	7,452
Vodafone Group	5.35% 27 Feb 2012	—	15,288
Wachovia Bank	4.8% 01 Nov 2014	—	10,051
Wachovia Bank	1.0% 15 Mar 2016	—	6,422
Wachovia Corp	5.5% 01 May 2013	—	45,415
Wachovia Corp	5.5% 01 May 2013	—	8,452
Wachovia Corp	4.875% 15 Feb 2014	—	2,744
WAMU Mortgage Pass Thru	1.0% 25 Oct 2045	—	543
Waste Mgmt Inc	7.375% 15 May 2029	—	1,520
Waste Mgmt Inc	4.75% 30 Jun 2020	—	11,018
Weatherford Bermuda	6.0% 15 Mar 2018	—	585
WellPoint Inc	6.0% 15 Feb 2014	—	18,636
WellPoint Inc	4.35% 15 Aug 2020	—	22,345
Wells Fargo & Company	3.625% 15 Apr 2015	—	11,891
Wells Fargo & Company	4.95% 16 Oct 2013	—	7,530
Wells Fargo & Company	5.625% 11 Dec 2017	—	10,355
Wells Fargo Bk	4.75% 09 Feb 2015	—	12,474
WF RBS Commercial Mortgage	3.24% 15 Mar 2044	—	19,090
WF RBS Commercial Mortgage	1.0% 15 Nov 2044	—	28,690
Willis North America Inc	7.0% 29 Sep 2019	—	2,130
Willis North America Inc	6.2% 28 Mar 2017	—	8,282
Willis North America Inc	7.0% 29 Sep 2019	—	4,925
World Omni Auto Trust	1.11% 15 May 2015	—	19,787
WPP Finance	4.75% 21 Nov 2021	—	4,605
Xerox Corp	5.5% 15 May 2012	—	3,039
Xerox Corp	5.65% 15 May 2013	—	4,519
Xerox Corp	8.25% 15 May 2014	—	5,936
Xerox Corp	1.0% 16 May 2014	—	9,425
Xerox Corp	8.25% 15 May 2014	—	8,365
XL Group Plc	5.25% 15 Sep 2014	—	8,472

Baxter Healthcare of Puerto Rico

Savings and Investment Plan

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

Employer Identification Number: 66-0678126 and Plan Number 024

December 31, 2011

Identity of Issue		Description of Investment	Cost (1)	Current Value
	XTO Energy	4.9% 01 Feb 2014	—	18,043

				6,309,126

	Benefit Responsive Interest Rate Wrapper Contracts
*	Aegon Institutional Markets	Open Ended Maturity	—	(4,197)
*	Bank of America NT & SA	Open Ended Maturity	—	(4,207)

				(8,404)

	Synthetic Guaranteed Investment Contracts (contract value equals $16,744,014)			$18,224,216

Commingled Investments:

*	Daily EAFE Fund	Commingled Investments	—	1,710,036
*	S&P 500 Flagship Fund	Commingled Investments	—	4,005,160
*	US Small CAP Index Futures FD CMT4	Commingled Investments	—	1,455,870

	Commingled Investments			$7,171,066

Registered Investment Companies:

	Ishares Russell 1000 Growth	Registered Investment Company	—	30,182
	Target Retirement 2010 Fd	Registered Investment Company	—	96,081
	Target Retirement 2015 Fd	Registered Investment Company	—	131,123
	Target Retirement 2020 Fd	Registered Investment Company	—	159,544
	Target Retirement 2025 Fd	Registered Investment Company	—	116,022
	Target Retirement 2030 Fd	Registered Investment Company	—	229,926
	Target Retirement 2035 Fd	Registered Investment Company	—	188,640
	Target Retirement 2040 Fd	Registered Investment Company	—	185,727
	Target Retirement 2045 Fd	Registered Investment Company	—	162,927
	Target Retirement 2050 Fd	Registered Investment Company	—	127,674
	Vanguard Chester Fds	Registered Investment Company	—	102,697

	Registered Investment Companies		—	$1,530,543

*	Notes Receivables from Participants	Interest rates ranges from 4.25% to 9.25%		$3,568,452

	Collateral Held on Loaned Securities
	* Quality D Short-term Investment Fund		—	$165,642

	Total Investments and Notes Receivables from Participants		—	$40,801,321

*	Party-in-interest
**	These investments include securities that were loaned to brokers under the securities lending program with the Trustee.
(1)	Cost information not required for participant-directed investments.

SIGNATURE

Pursuant to the requirements of the Securities and Exchange Act of 1934, the Plan Administrator has duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

BAXTER HEALTHCARE of PUERTO RICO SAVINGS AND INVESTMENT PLAN

Date: June 27, 2012	By:	/s/ Robert J. Hombach
Robert J. Hombach
Member of the Administrative Committee